PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To prospectus dated April 6, 2012)	Registration No. 333-162866

2,771,909 SHARES OF COMMON STOCK, $2.50 PAR VALUE

OFFICEMAX

INCORPORATED

This prospectus supplement supplements the prospectus dated April 6, 2012, relating to the resale of 2,771,909 shares of our common stock to allow our master trust (the “Selling Stockholder”), which is the funding vehicle for the Company’s six tax-qualified employee pension benefit plans (the “Plans”), to resell, from time to time, shares of our common stock that we contributed as a voluntary, excess contribution to the Selling Stockholder. Since the date that we contributed such shares to the Selling Stockholder, the Selling Stockholder has sold 5,559,813 of the 8,331,722 shares contributed to the Selling Stockholder, and the 2,771,909 shares specified above represents the number of shares remaining to be sold. This prospectus supplement should be read in conjunction with the prospectus dated April 6, 2012, including any supplements thereto, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements thereto.

Current Reports on Form 8-K

Quarterly Report on Form 10-Q

On April 12, 2012, we filed with the Securities and Exchange Commission (the “SEC”) a Current Report on Form 8-K. The text of such Form 8-K is attached hereto as Exhibit 99.1.

On April 17, 2012, we filed with the SEC a Current Report on Form 8-K. The text of such Form 8-K is attached hereto as Exhibit 99.2.

On July 31, 2012, we filed with the SEC a Current Report on Form 8-K. The text of such Form 8-K is attached hereto as Exhibit 99.3.

On August 20, 2012, we filed with the SEC a Current Report on Form 8-K. The text of such Form 8-K is attached hereto as Exhibit 99.4.

On August 3, 2012, we filed with the SEC a Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012. The text of such Form 10-Q is attached hereto as Exhibit 99.5.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 24, 2012.

Exhibit 99.1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of The

Securities Exchange Act of 1934

Date of Report: April 12, 2012

Date of earliest event reported: April 6, 2012

OFFICEMAX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-5057	82-0100960
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

263 Shuman Blvd.

Naperville, Illinois 60563

(Address of principal executive offices) (Zip Code)

(630) 438-7800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

As expected, on April 6, 2012, Mr. John Kenning, executive vice president and president of the contract organization, entered into a non-compete agreement and a change in control agreement with OfficeMax Incorporated (the “Company”). We describe our change in control agreements under the heading “Change in Control Agreement” in our Proxy Statement filed with the Securities and Exchange Commission on March 20, 2012. The description is included herein by reference.

The nondisclosure and fair competition agreement (the “NFC Agreement”) requires Mr. Kenning to refrain from divulging confidential information of the Company during the course of his employment, except when such disclosure is a necessary part of the performance of his duties and obligations for the Company, and following termination of employment. The NFC Agreement also includes non-solicitation and non-compete clauses that state that Mr. Kenning will not (a) for a period of twelve months after terminating employment with the Company, commence employment or consult (in the same or similar capacity as he was employed by the Company) with a Competitor, (b) beginning on the date of the NFC Agreement and ending two years after terminating employment with the Company, directly or indirectly, solicit any Company customer (to whom the Company sold or distributed office supplies, office furniture, technology-related products or computer consumables, print and document services, or related office products and services (the “Products and Services”) during the last two years Mr. Kenning was employed by the Company) or supplier (from whom the Company purchased or obtained Products and Services during the last two years Mr. Kenning was employed by the Company), for the purpose of selling, distributing, purchasing or obtaining Products or Services, (c) employ or solicit for employment any person who is, or was within twelve months prior to Mr. Kenning’s termination date, an employee of the Company or (d) induce any supplier or business relation of the Company to cease doing business with the Company or otherwise interfere in the Company’s relationship with the supplier. For the purposes of this paragraph, “Competitor” means an entity for whom greater than 35% of its North American revenues are comprised of the direct sale or distribution of office supplies, office furniture, technology-related office products or computer consumables actually sold by the Company, print and document services, or related office products or services (not including any business entity or person principally engaged in the manufacture and distribution of computer hardware, software or peripherals).

This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the text of the agreements, included as exhibits hereto.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit 99.1	Change in Control Agreement between the Company and Mr. Kenning

Exhibit 99.2	Nondisclosure and Fair Competition Agreement between the Company and Mr. Kenning

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 12, 2012

OFFICEMAX INCORPORATED

By:	/s/ Matthew R. Broad
Matthew R. Broad
Executive Vice President and General Counsel

EXHIBIT INDEX

Number	Description

Exhibit 99.1	Change in Control Agreement between the Company and Mr. Kenning

Exhibit 99.2	Nondisclosure and Fair Competition Agreement between the Company and Mr. Kenning

Exhibit 99.1

CONFIDENTIAL

April 5, 2012

Mr. John Kenning

[Address]

Dear John,

OfficeMax Incorporated (the “Company”) provides you with the severance benefits described in this letter agreement (the “Agreement”) if your employment with the Company is terminated before or after a “potential change in control of the Company” or a “change in control of the Company” (each as defined in Section 2 of the Agreement). The Agreement terms are as follows:

1. Term of Agreement. This Agreement is effective as of April 2, 2012 and shall continue in effect through January 1, 2013 provided that, on each January 1, the term of this Agreement shall automatically be extended so as to terminate on the 2nd anniversary of such date, unless, not later than September 30 of the preceding year, the Company shall have given notice not to extend this Agreement. However, if a change in control of the Company occurs during the term of this Agreement, this Agreement shall continue in effect for a period of 24 months after the month in which the change in control of the Company occurred.

2. Change in Control.

A. A “change in control of the Company” shall be deemed to have occurred if an event set forth in any one of the following paragraphs occurs:

(1) Any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 25% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities; provided, however, if such Person acquires securities directly from the Company, such securities shall not be included unless such Person acquires additional securities which, when added to the securities acquired directly from the Company, exceed 25% of the Company’s then outstanding shares of common stock or the combined voting power of the Company’s then outstanding securities; and provided further that any acquisition of securities by any Person in connection with a transaction described in Subsection 2.A(3)(i) of this Agreement shall not be deemed to be a change in control of the Company; or

(2) The individuals who, on any date following the date hereof, constitute the Board (the “Incumbent Board Members”), cease, in any two year period following such date, to represent at least a majority of the number of directors then serving, provided, however, that any new director whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least 2/3rds of the Incumbent Board Members shall be deemed for purposes hereof to be Incumbent Board Members, unless such director’s initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company; or

(3) The consummation of a merger or consolidation of the Company (or any direct or indirect subsidiary of the Company) with any other corporation other than (i) a merger or consolidation which would result in both (a) Incumbent Board Members continuing to constitute at least a majority of the number of directors of the combined entity immediately following consummation of such merger or consolidation, and (b) the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected with the approval of the Board to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 25% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities; provided that securities acquired directly from the Company shall not be included unless the Person acquires additional securities which, when added to the securities acquired directly from the Company, exceed 25 % of the Company’s then outstanding shares of common stock or the combined voting power of the Company’s then outstanding securities; and provided further that any acquisition of securities by any Person in connection with a transaction described in Subsection 2.A(3)(i) of this Agreement shall not be deemed to be a change in control of the Company; or

(4) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or the consummation of an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, more than 50% of the combined voting power of the voting securities of which are owned by Persons in substantially the same proportions as their ownership of the Company immediately prior to such sale.

A transaction described in Section 2.A(3) which is not a change in control of the Company solely due to the operation of Subsection 2.A(3)(i)(a) will nevertheless constitute a change in control of the Company if the Board determines, prior to the consummation of the transaction, that there is not a reasonable assurance that, for at least two years following the consummation of the transaction, at least a majority of the members of the board of directors of the surviving entity or any parent will continue to consist of Continuing Directors and individuals whose election or nomination for election by the shareholders of the surviving entity or any parent would be approved by a vote of at least two-thirds of the Continuing Directors and individuals whose election or nomination for election has previously been so approved.

Notwithstanding the foregoing, any event or transaction which would otherwise constitute a change in control of the Company (a “Transaction”) shall not constitute a change in control of the Company for purposes of your benefits under this Agreement if, in connection with the Transaction, you participate as an equity investor in the acquiring entity or any of its affiliates (the “Acquiror”). For purposes of the preceding sentence, you shall not be deemed to have participated as an equity investor in the Acquiror by virtue of (a) obtaining beneficial ownership of any equity interest in the Acquiror as a result of the grant to you of an incentive compensation award under one or more incentive plans of the Acquiror (including but not limited to the conversion in connection with the Transaction of incentive compensation awards of the Company into incentive compensation awards of the Acquiror), on terms and conditions substantially equivalent to those applicable to other executives of the Company immediately prior to the Transaction, after taking into account normal differences attributable to job responsibilities, title, and the like; (b) obtaining beneficial ownership of any equity interest in the Acquiror on terms and conditions substantially equivalent to those obtained in the Transaction by all other stockholders of the Company; or (c) having obtained an incidental equity ownership in the Acquiror prior to and not in anticipation of the Transaction.

B. For purposes of this Agreement, a “potential change in control of the Company” shall be deemed to have occurred if (1) the Company enters into an agreement, the consummation of which would result in the occurrence of a change in control of the Company, (2) the Company or any Person publicly announces an intention to take or to consider taking actions which if consummated would constitute a change in control of the Company; (3) any Person becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 9.5% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities, provided that securities acquired directly from the Company shall not be included unless the Person acquires additional securities which, when added to the securities acquired directly from the Company, exceed 9.5% of the Company’s then outstanding shares of common stock (or the combined voting power of the Company’s then outstanding securities); or (4) the Board adopts a resolution to the effect that a potential change in control of the Company for purposes of this Agreement has occurred. You agree that, subject to the terms and conditions of this Agreement, in the event of a potential change in control of the Company, you will at the option of the Company remain in the employ of the Company until the earlier of (a) the date which is 6 months from the occurrence of the first potential change in control of the Company, or (b) the date of a change in control of the Company.

C. For purposes of this Agreement, “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

D. For purposes of this Agreement, “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that “Person” shall not include (1) the Company or any of its subsidiaries, (2) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, (3) an underwriter temporarily holding securities pursuant to an offering of such securities, (4) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, or (5) an individual, entity or group that is permitted to and does report its beneficial ownership of securities of the Company on Schedule 13G under the Exchange Act (or any successor schedule), provided that if the individual, entity or group later becomes required to or does report its ownership of Company securities on Schedule 13D under the Exchange Act (or any successor schedule), then the individual, person or group shall be deemed to be a Person for purposes of this Agreement as of the first date on which the individual, person or group becomes required to or does report its ownership on Schedule 13D.

3. Termination and Change in Control. Except as set forth in Sections 6, 7, and 10.A, no benefits shall be payable under this Agreement unless there is a change in control of the Company, your employment is terminated, and your termination is a Qualifying Termination or a Qualifying Early Termination. Your termination is a Qualifying Termination if a change in control of the Company occurs and your employment subsequently terminates during the term of this Agreement, unless your termination is because of your death, by the Company for Cause or Disability, or by you other than for Good Reason. Your termination is a Qualifying Early Termination if a potential change in control of the Company occurs, your employment terminates during the pendency of the potential change in control of the company and during the term of this Agreement, the termination is in contemplation of a change in control of the Company, and an actual change in control of the Company occurs within one year following your termination, unless your termination is because of your death, by the Company for Cause or Disability, or by you other than for Good Reason. A transfer of your employment from the Company to one of its subsidiaries, from a subsidiary to the Company, or between subsidiaries is not a termination of employment for purposes of this Agreement.

A. Disability. If, as a result of your incapacity due to physical or mental illness or injury, you are absent from your duties with the Company on a full-time basis for 6 consecutive months, and within 30 days after written notice of termination is given you have not returned to the full-time performance of your duties, the Company may terminate your employment for “Disability.”

B. Cause. Termination by the Company of your employment for “Cause” means termination upon (1) your willful and continued failure to substantially perform your duties with the Company (other than failure resulting from your incapacity due to physical or mental illness or injury, or actual or anticipated failure resulting from your termination for Good Reason), after a demand for substantial performance is delivered to you by the Board which specifically identifies the manner in which the Board believes that you have not substantially performed your duties, or (2) your willful engagement in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise. For purposes of this Section 3.B, no act or failure to act on your part shall be considered “willful” unless done or omitted to be done by you not in good faith and without reasonable belief that your act or omission was in the best interest of the Company. Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause unless and until:

•

a resolution is duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board at a meeting of the Board called and held for the purpose (after reasonable notice to you and an opportunity for you, together with your counsel, to be heard before the Board), finding that in the good faith opinion of the Board you were guilty of conduct set forth above in clauses (1) or (2) of this Section 3.B and specifying the particulars of your conduct in detail, and

•	a copy of this resolution is delivered to you.

All decisions by the Company regarding termination for Cause must be supported by clear and convincing evidence.

C. Good Reason. “Good Reason” means any of the following, if occurring without your express written consent after a change in control of the Company:

(1) The assignment to you of any duties materially inconsistent with your responsibilities as an Executive Officer of the Company or a significant adverse alteration in your responsibilities from those in effect immediately prior to the change in control of the Company;

(2) A material reduction by the Company in your annual base salary as in effect on the date of this Agreement (as the same may be increased from time to time), except for across-the-board salary reductions similarly affecting all executives of the Company and all executives of any Person in control of the Company;

(3) A material reduction by the Company in your target annual cash incentive as in effect immediately prior to the change in control of the Company;

(4) The Company’s requiring you to be based anywhere located more than 50 miles from the primary office location at which you were based immediately prior to the change in control of the Company, except for required travel on the Company’s business to an extent substantially consistent with your business travel obligations as existed immediately prior to the change in control;

(5) Following the change in control of the Company, a material reduction by the Company in aggregate benefits and compensation available to you, including paid time off, welfare benefits, short-term incentives, pension, life insurance, healthcare, and disability plans, as compared to such benefits and compensation available to you immediately prior to the change in control of the Company;

(6) Following the change in control of the Company, a material reduction by the Company in long-term equity incentives available to you as compared to such incentives available to you immediately prior to the change in control of the Company, except for across-the-board long-term equity incentive reductions similarly affecting all executives of the Company and all executives of any Person in control of the Company; or

(7) The failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement, as contemplated in Section 10.

Notwithstanding the foregoing, the events described in clauses (1) through (7) above shall not constitute Good Reason unless (A) you have delivered a Notice of Termination to the Company according to Sections 3.D. and 11 within 90 days of the occurrence of the event, which notice sets forth in reasonable detail the basis for your claim that Good Reason exists and (B) the Company fails to cure such event or circumstance within the 30 day period following receipt of such Notice of Termination.

For purposes of determining whether a Qualifying Early Termination has occurred, references to a change in control of the Company in this Section 3.C shall be deemed to refer to any potential change in control of the Company pending at the time of the event or circumstance alleged to be Good Reason.

Your right to terminate your employment pursuant to this Section 3.C shall not be affected by your incapacity due to physical or mental illness or injury. Your continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason.

D. Notice of Termination. Any purported termination by the Company or by you shall be communicated by written Notice of Termination to the other party according to Section 11. A “Notice of Termination” must indicate the specific termination provision in this Agreement relied upon and set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the indicated provision.

E. Date of Termination. “Date of Termination” means:

(1) if your employment is terminated for Disability, 30 days after the Notice of Termination is given (provided that you have not returned to the performance of your duties on a full-time basis during that 30-day period);

(2) if your employment is terminated for Cause, for Good Reason, or for any other reason other than Disability or a Qualifying Early Termination, the date specified in the Notice of Termination (which, in the case of a termination for Cause shall not be less than 30 days from the date the Notice of Termination is given, and in the case of a termination for Good Reason shall not be less than 10 days or more than 60 days from the date the Notice of Termination is given);

(3) if your termination is a Qualifying Early Termination, the later of the date determined according to subsection (1) or (2) above, or the date upon which the actual change in control of the Company occurs; or

(4) if a dispute exists regarding the termination, the date on which the dispute is finally determined, either by mutual written agreement of the parties or by a final judgment, order or decree of a court of competent jurisdiction (the time for appeal having expired and no appeal having been perfected), or, if earlier, the last day of the term of this Agreement. This subsection (4) shall apply only if (i) the party receiving the Notice of Termination notifies the other party within 30 days that a dispute exists, (ii) the notice of dispute is made in good faith, and (iii) the party giving the notice of dispute pursues resolution of the dispute with reasonable diligence. While any dispute is pending under this subsection (4), the Company will continue to pay you your full compensation in effect when the Notice of Termination giving rise to the dispute was given (including, but not limited to, base salary) and continue you as a participant in all compensation, benefit and insurance plans and programs in which you were participating when the Notice of Termination giving rise to the dispute was given, until the dispute is finally resolved, or if earlier, the last day of the term of this Agreement. Amounts paid under this subsection (4) are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement.

4. Compensation upon Termination for Cause or Other than for Good Reason. If your employment is terminated for Cause or by you other than for Good Reason, the Company shall pay you only your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan of the Company at the time those payments are due, and the Company shall have no further obligations to you under this Agreement.

5. Compensation upon a Qualifying Termination or Qualifying Early Termination. If your employment is terminated pursuant to a Qualifying Termination or Qualifying Early Termination, then you shall be entitled to the benefits provided in this Section 5, provided (a) you execute and deliver to the Company the release required pursuant to Section 8.E within 60 days of your Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment), (b) you do not revoke such release before the expiration of any revocation period provided for in such release, and (c) the revocation period provided for in such release has expired before or within 60 days of your Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment).

A. The Company will pay you the amounts specified below upon the expiration of any revocation period provided for in the release:

(1) Your full base salary through the Date of Termination (or, in the case of a Qualifying Early Termination, through your last day of employment if such amount has not already been paid) at the rate in effect at the time Notice of Termination is given without regard to any reduction in base salary that would constitute Good Reason (whether or not any reduction is asserted as Good Reason), plus all other amounts to which you are entitled under any compensation plan of the Company at the time those payments are due (in each case, to the extent not already paid); and

(2) To the extent not already paid, a lump sum amount equal to the greater of the value of your unused and accrued time off, less any advanced time off, in accordance with the Company’s Your Time Off Policy (or any successor policy) as in effect immediately prior to the change in control of the Company or as in effect on the Date of Termination (or, in the case of a Qualifying Early Termination, as in effect on your last day of employment), whichever is more favorable to you; and

(3) A lump sum severance payment equal to two times the sum of (a) your annual base salary at the rate in effect at the time Notice of Termination is given without regard to any reduction in base salary that would constitute Good Reason (whether or not any reduction is asserted as Good Reason) (“Base Salary”), plus (b) the Target Bonus. For purposes of this paragraph (3), “Target Bonus” means an amount equal to the average annual incentive earned by you in the three completed years preceding the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment), provided that in either case, if you have earned fewer than three annual bonuses prior to the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment), Target Bonus means your target annual incentive for the year in which occurs the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment) without regard to any reduction in the target incentive that would constitute Good Reason (whether or not any reduction is asserted as Good Reason).

B. With respect to each benefit listed below, the Company shall, at its sole discretion, comply with either subsection (1) or (2) below:

(1) for a 12-month period following the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment), maintain, in full force and effect for your continued benefit at substantially the same cost to you as determined immediately prior to your last day of employment, all life (other than the Company’s Executive Life Insurance Program, if applicable), disability, accident and healthcare insurance plans, programs, or arrangements, and financial counseling services in which you were participating immediately prior to the change in control of the Company (or in the case of a Qualifying Early Termination, immediately prior to your last day of employment), or, if more favorable to you, the plans, programs, or arrangements in which you were participating immediately prior to the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment); or

(2) at the time specified in Section 5.A, pay you a lump sum payment equal to 12 times 150% of the sum of (a) the monthly group premium, less the amount of employee contributions, for the life (other than executive life, if applicable), disability, accident and healthcare insurance plans, programs, or arrangements, and (b) the monthly allowance for financial counseling services, in each case in which you were participating immediately prior to the change in control of the Company (or in the case of a Qualifying Early Termination, immediately prior to your last day of employment), or, if more favorable to you, the plans, programs, or arrangements in which you were participating immediately prior to the Date of Termination.

If the Company chooses to provide the benefits indicated under subsection (1), and your continued participation (or a particular type of coverage) is not possible or becomes impossible under the general terms and provisions of the plans, programs or arrangements, then the Company shall arrange to provide you with benefits, at substantially the same cost to you as determined immediately prior to your last day of employment, which are substantially similar to those which you are entitled to receive under such plans, programs and arrangements.

Notwithstanding the foregoing, the Company shall continue to pay the Company-paid premium under the Company’s Executive Life Insurance Program (or a successor plan) for twelve months following the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment).

For a Qualifying Early Termination, any portion of the period commencing on the day after your last day of employment through and including the Date of Termination during which the Company provides you with benefit continuation or pays the Company-paid premium under the Company’s Executive Life Insurance Program (or a successor plan) will apply toward the 12-month payment period required above.

C. You shall not be required to mitigate the amount of any payment provided for in this Section 5 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in Section 5.A be reduced by any compensation earned by you as the result of employment by another employer or by retirement benefits after the Date of Termination (or, in the case of a Qualifying Early Termination, your last day of employment), or otherwise, except as specifically provided in Section 5.D. Benefits otherwise receivable by you pursuant to Section 5.B(1) shall be reduced to the extent comparable benefits are actually received by you during the 12-month period following your termination, and you must report any such benefits actually received by you to the Company.

D. Code Section 409A Provision. Notwithstanding anything in this Agreement to the contrary, in all cases, if you are a “specified employee” of the Company for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) at the time of your separation from service (as determined pursuant to Code Section 409A) with the Company and if and to the extent an exception under Code Section 409A does not apply, each severance payment (with each installment payment (if any) being treated as a separate and distinct “payment” for purposes of Code Section 409A) that is otherwise scheduled to commence to you immediately after your separation from service will be delayed in its entirety by 6 months from the date of your separation from service (or, if earlier, until your date of death). On the first regularly scheduled payroll date following the 6-month anniversary of the date of your separation from service (or, if earlier, your date of death), the Company will pay you a lump sum payment equal to the severance payment(s) that you would otherwise have received through such payroll date, and the balance of the benefit payments to which you are entitled under this Section 5 will be paid thereafter on the original schedule. The Company believes such delay in payment will avoid the application of adverse taxation to you under Code Section 409A. However, the Company does not guarantee such tax treatment and you are strongly encouraged to consult your own tax, financial and legal advisors regarding the effects of this Agreement on your personal tax situation. For purposes of applying the exceptions to Code Section 409A, the following rules shall apply. Any payments that would otherwise be payable (i) within 2- 1/2 months after the end of the Company’s taxable year containing the date of your separation from service, or (ii) within 2- 1/2 months after your taxable year containing the date of your separation from service, whichever occurs later (the “Short Term Deferral Period”), are exempt from Code Section 409A. Furthermore, any such payments paid after the Short Term Deferral Period are exempt from Code Section 409A as severance pay due to an involuntary separation from service to the extent that the sum of those payments is equal to or less than the maximum amount described in Treasury Regulation Section 1.409A-1(b)(9)(iii)(A) (the “Involuntary Separation Amount”) because such payments both are payable only upon your “involuntary” separation from service for purposes of Code Section 409A and must be paid to you no later than the last day of your second taxable year following the taxable year in which your separation from service occurs. Lastly, any such payments that are paid after the Short Term Deferral Period and otherwise exceed the Involuntary Separation Amount are exempt from Code Section 409A to the extent such payments in the aggregate do not exceed the applicable dollar amount under Code Section 402(g)(1)(B) for the year in which your separation from service occurs (the “Limited Payments”). Accordingly, the sum of (1) such payments that are paid within the Short Term Deferral Period, (2) such payments paid after the Short Term Deferral Period that do not exceed the Involuntary Separation Amount, and (3) such payments paid after the Short Term Deferral Period that exceed the Involuntary Separation Amount, but only to the extent such payments constitute Limited Payments, are exempt from Code Section 409A and, therefore, notwithstanding any provision of this Agreement to the contrary, if you are a “specified employee” of the Company for purposes of Code Section 409A, only those payments that are not otherwise exempt from Code Section 409A under clause (1), (2), and (3) above and that would otherwise have been payable in the first six (6) months following your date of separation from service will not be paid to you until the first regularly scheduled payroll date following the 6-month anniversary of the date of your separation from service (or, if earlier, your date of death).

6. Legal Fees. The Company shall pay to you all reasonable legal fees and expenses which you incur following a change in control of the Company (a) as a result of contesting or disputing your termination, (b) in seeking in good faith to obtain or enforce any right or benefit provided by this Agreement (provided, that you shall refund all such fees and expenses to the Company should you not substantially prevail in the applicable proceeding). This payment shall be made within 10 business days after the Company receives your written request for payment accompanied by reasonable evidence of fees and expenses incurred. To the extent required to avoid an accelerated or additional tax under Section 409A, amounts reimbursable to you under this Agreement shall be paid to you on or before the last day of the year following the year in which the expense was incurred, the amount of expenses eligible for reimbursement (and in-kind benefits provided to you) during any one year may not effect amounts reimbursable or provided in any subsequent year, and the right to reimbursement (and in-kind benefits provided to you) under this Agreement shall not be subject to liquidation or exchange for another benefit.

7. Excise Tax Provisions. Notwithstanding any provision of this Agreement to the contrary (but except as provided in the following sentence), if you would receive payments under this Agreement or under any other plan, program, or policy sponsored by the Company which relate to a change in control of the Company

(the “Total Payments”) and which are determined by the Company to be subject to excise tax under Section 4999 of the Code or any comparable successor provisions, then such payment shall be either: (i) provided to you in full, or (ii) provided to you as to such lesser extent which would result in no portion of such payment being subject to such excise tax, whichever of the foregoing amounts, when taking into account applicable federal, state, local and foreign income and employment taxes, such excise tax, and any other applicable taxes, results in the receipt by you, on an after-tax basis, of the greatest amount of the payment, notwithstanding that all or some portion of such payment may be taxable under such excise tax. To the extent such payment needs to be reduced pursuant to the preceding sentence, reductions shall come from taxable amounts before non-taxable amounts and beginning with the payments otherwise scheduled to occur soonest. You agree to cooperate fully with the Company to determine the benefits applicable under this Section.

8. Employee Covenants; Release.

A. You agree that you will not, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any person, other than in the course of your assigned duties and for the benefit of the Company, either during the period of your employment or at any time thereafter, any nonpublic, proprietary or confidential information, knowledge or data relating to the Company, any of its subsidiaries, affiliated companies or businesses, which you obtained during your employment by the Company. This restriction will not apply to information that (i) was known to the public before its disclosure to you; (ii) becomes known to the public after disclosure to you through no wrongful act of yours; or (iii) you are required to disclose by applicable law, regulation or legal process (provided that you provide the Company with prior notice of the contemplated disclosure and reasonably cooperate with the Company at its expense in seeking a protective order or other appropriate protection of such information).

B. During your employment with the Company and for one year after your termination, you agree that you will not, directly or indirectly, individually or on behalf of any other person, firm, corporation or other entity, knowingly solicit, aid or induce any managerial level employee of the Company or any of its subsidiaries or affiliates to leave employment in order to accept employment with or render services to or with any other person, firm, corporation or other entity unaffiliated with the Company or knowingly take any action to materially assist or aid any other person, firm, corporation or other entity in identifying or hiring any such employee.

C. You agree that during and after your employment with the Company you shall not make any public statements that disparage the Company, its respective affiliates, employees, officers, directors, products or services. Notwithstanding the foregoing, (i) statements made in the course of sworn testimony in administrative, judicial or arbitral proceedings (including, without limitation, depositions in connection with such proceedings) shall not be subject to this Section 8.C, and (ii) nothing in this Section 8.C shall in any way be interpreted to preclude or limit you from pursuing your legal rights or from otherwise communicating with governmental agencies pursuant to legislation or regulations permitting or requiring such communications.

D. For a period of 12 months after your termination of employment with the Company (or for a period of 12 months after a final judgment or injunction enforcing this covenant), you agree not to, directly as an employee or indirectly as a consultant or contractor, without the prior written consent of the Company, be employed in the same or similar capacity as you were employed by the Company immediately prior to termination of your employment, by another business entity or person engaged in the sale or distribution of office supplies, office furniture, computer consumables or related office products or services in North America.

In agreeing to this restriction, you specifically acknowledge the substantial value to the Company of Confidential Information and your intimate knowledge of the Company’s business and agree that such constitutes goodwill and a protectable interest of the Company.

E. Notwithstanding anything in this Agreement to the contrary, the payment to you of the benefits provided in Section 5 is conditioned upon your execution and delivery to the Company (and your failure to revoke) a customary general release of claims.

9. Deferred Compensation and Benefits Trust. The Company has established a Deferred Compensation and Benefits Trust, and shall comply with the terms of that Trust.

For this purpose, the term Deferred Compensation and Benefits Trust shall mean an irrevocable trust or trusts established or to be established by the Company with an independent trustee or trustees for the benefit of persons entitled to receive payments or benefits, the assets of which nevertheless will be subject to claims of the Company’s creditors in the event of bankruptcy or insolvency.

10. Successors; Binding Agreement.

A. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no succession had taken place. Failure of the Company to obtain an assumption and agreement prior to the effectiveness of any succession which occurs during your employment with the Company and the term of this Agreement shall be a breach of this Agreement and shall entitle you to compensation from the Company in the same amount and on the same terms as you would be entitled hereunder if you experience a Qualifying Termination or Qualifying

Early Termination, except that for purposes of this Section 10.A, the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, “Company” shall mean OfficeMax Incorporated and any successor to its business and/or assets which assumes and agrees to perform this Agreement.

B. This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you under this Agreement if you had continued to live, all such amounts, unless otherwise provided in this Agreement, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or if there is no such designee, to your estate.

C. Any dispute between you and the Company regarding this Agreement may be resolved either by binding arbitration or by judicial proceedings at your sole election, and the Company agrees to be bound by your election in that regard, provided that the Company is entitled to seek equitable relief in a court of competent jurisdiction in connection with the enforcement of the covenants set forth in Section 8. Under no circumstance will a violation or alleged violation of those covenants entitle the Company to withhold or offset a payment or benefit due under this Agreement.

11. Notice. For the purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notices to the Company shall be directed to the attention of the Board with a copy to the Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance with this Section 11, except that notice of change of address shall be effective only upon receipt.

12. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and an officer designated by the Board. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter of this Agreement have been made by either party which are not expressly set forth in this Agreement. All references to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to those sections. If the obligations of the Company under Sections 4, 5, 6 and 7 arise prior to the expiration of the term of this Agreement, those obligations shall survive the expiration of the term.

13. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

14. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

15. No Guaranty of Employment. Neither this Agreement nor any action taken under this Agreement shall be construed as giving you a right to be retained as an employee or an executive officer of the Company.

16. Governing Law. This Agreement shall be governed by and construed in accordance with Delaware law.

17. Other Benefits. Any payments made to you pursuant to this Agreement are in addition to, and not in lieu of, any amounts to which you may be entitled under any other employee benefit plan, program or policy of the Company, except that (A) payments made to you pursuant to Section 5.A(3) shall be in lieu of any severance payment to which you would otherwise be entitled under any severance pay policy of the Company and (B) payments and benefits to which you are entitled under this Agreement may be subject to offset by payments and benefits to which you are entitled under the Offer Letter, as specifically provided in this Agreement.

If this letter correctly sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter which will then constitute our agreement on this subject.

Sincerely,

OFFICEMAX INCORPORATED

By:	/s/ Matthew R. Broad
Matthew R. Broad
Executive Vice President—General Counsel

Agreed to this 6th day of April 2012

/s/ John Kenning
John Kenning

Exhibit 99.2

OFFICEMAX INCORPORATED

NONDISCLOSURE AND FAIR COMPETITION AGREEMENT

THIS AGREEMENT is made as of this 2nd day of April, 2012, by and between OfficeMax Incorporated, a Delaware corporation (“OfficeMax”), which term includes any affiliates and subsidiaries), and John Kenning (the “Executive”).

In consideration of the mutual covenants contained herein, including without limitation OFFICEMAX’s employing Executive, OFFICEMAX providing Executive with OFFICEMAX’s confidential information and trade secrets, OFFICEMAX providing training to Executive, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Confidential lnformation/Trade Secrets. OFFICEMAX shall provide Executive with certain OFFICEMAX confidential information and trade secrets (“Confidential Information”). Confidential lnformation includes information about the business and affairs of OFFICEMAX including, without limitation, the names, addresses, price lists, purchasing histories and requirements of customers and potential customers; location, region, and company financial reports and company financial data of any type; sales and service manuals and bulletins; cost information and patterns; floor plans and drawings of facilities; marketing, merchandising, procurement, sales and other business strategies; transactional, acquisition and expansion plans; information regarding vendors, business affiliates and employees; and other similar information. Confidential lnformation shall also include, without limitation, all letters, memoranda, notes, tables, spreadsheets, and other similar documents, whether in hard-copy or electronic form, created or generated by or on behalf of Executive using the information, or any part thereof, described in the previous sentence. Executive recognizes that such information is the confidential information and trade secrets of OFFICEMAX, and agrees not to divulge such information to any person, firm, or institution except as such disclosure is a necessary part of the performance of Executive’s duties and obligations for OFFICEMAX. Further, upon termination of employment with OFFICEMAX, Executive will continue to treat Confidential lnformation as private and privileged, and will not, either for Executive’s own purposes or as an employee of or for the benefit of any other entity or person, use such information or disclose it to any person, firm, or institution.

2. Return of Property. On termination of Executive’s employment with OFFICEMAX, Executive will immediately surrender to OFFICEMAX, in good condition, all Confidential Information, as well as all letters, notes, memoranda, program design specifications, and all other similar items which relate to customers or potential customers of OFFICEMAX that Executive obtained from OFFICEMAX files or databases, are supplied to Executive by OFFICEMAX, or generated by Executive from OFFICEMAX data and that are in Executive’s possession, custody, or control wherever located including all reproductions or copies of such materials, whether in hard-copy or electronic form.

3. Noncompetition. In exchange for OFFICEMAX’s employment of Executive, and its agreement to provide Executive Confidential lnformation and training, for a period of 12 months after termination of Executive’s employment with OFFICEMAX, whether such termination is voluntary or involuntary (or for a period of 12 months after a final judgment or injunction enforcing this covenant), Executive agrees not to, directly as an employee or indirectly as a consultant or contractor, without the prior written consent of OFFICEMAX, be employed in the same or similar capacity as Executive was employed by OFFICEMAX, by another business entity or person for whom greater than 35% of its North American revenues are comprised of the direct sale or distribution of office supplies, office furniture, technology-related office products or computer consumables actually sold by OFFICEMAX, print and document services, or related office products or services (a “Competitor”). The parties agree that the term Competitor shall not include any business entity or person principally engaged in the manufacture and distribution of computer hardware, software or peripherals.

In agreeing to this restriction, Executive specifically acknowledges the substantial value to OFFICEMAX of Confidential lnformation and Executive’s intimate knowledge of OFFICEMAX’s business and agrees that such constitutes goodwill and a protectable interest of OFFICEMAX.

4. Non-Solicitation. In addition to the foregoing and not in limitation thereof, for all periods beginning upon the date hereof and ending two years from the date of Executive’s termination of employment with OFFICEMAX for whatever reason, Executive agrees that he/she shall not directly or indirectly, for Executive’s benefit or on behalf of any other party (other than OFFICEMAX):

(a) solicit or attempt to solicit any customer or supplier of OFFICEMAX for the purpose of selling, distributing, purchasing or obtaining office supplies, office furniture, technology-related products or computer consumables, print and document services, or related office products or services. For purposes hereof, a customer of OFFICEMAX shall mean any person or business to whom OFFICEMAX sold or distributed office supplies, office furniture, technology-related products or computer consumables, print and document services, or related office products and services during the last two years Executive was employed by OFFICEMAX and a supplier of OFFICEMAX shall mean any person or business from whom OFFICEMAX purchased or obtained office supplies, office furniture, technology-related products or computer consumables, print and document services, or related office products and services during the last two years Executive was employed by OFFICEMAX.

(b) solicit or discuss potential employment opportunities with any employee of OFFICEMAX (other than for opportunities with OFFICEMAX) or induce or attempt to induce any employee of OFFICEMAX to leave the employ of OFFICEMAX, or in any way interfere with the relationship between OFFICEMAX and any employee thereof without the prior express written consent of OFFICEMAX.

(c) offer, hire or cause to be offered or hired any person who was employed by OFFICEMAX at any time during the 12 months prior to the termination of Executive’s employment with OFFICEMAX.

(d) induce or attempt to induce any supplier, or other business relation of OFFICEMAX to cease doing business with OFFICEMAX or in any way interfere with the relationship between any such supplier or business relation and OFFICEMAX (including without limitation making any negative statements or communications about OFFICEMAX).

5. Severability. In case any one or more of the terms contained in Section 3, or in subsections (a), (b), (c), or (d) of Section 4 shall for any reason become invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect any other terms herein, but such terms shall be deemed deleted and such deletion shall not affect the validity of the other terms of this Agreement. In addition, if any one or more of the terms contained in Section 3, or in subsections (a), (b), (c), or (d) of Section 4 shall for any reason be held by a court of competent jurisdiction to be excessively broad or unreasonable with regard to duration, scope, or area, the terms shall be construed in a manner to enable it to be enforced to the maximum extent permitted by applicable law, and any such court shall have the power to modify such term.

6. Enforcement. Executive understands that the breach of this Agreement will cause immediate, irreparable, and immeasurable injury to OFFICEMAX, and therefore agrees that in addition to any other rights OFFICEMAX has in order to enforce this Agreement, OFFICEMAX shall be entitled to injunctive relief without bond or other security by any competent court to enjoin and restrain the breach of this Agreement.

7. Employment-at-Will. Executive understands that his/her employment with OFFICEMAX is at-will and that this Agreement does not affect Executive’s employment-at-will status. Executive further acknowledges at any time and for any reason, Executive may resign his/her position or OFFICEMAX may terminate Executive’s employment.

8. Assignment. This Agreement shall be freely assignable by OFFICEMAX.

9. Attorneys’ Fees. In the event OFFICEMAX utilizes the services of in-house or outside attorneys for the purposes of enforcing any of the provisions of this Agreement and prevails on any one or more claim or cause of action, OFFICEMAX shall be entitled to recover its attorneys’ fees, costs, and expenses of such enforcement efforts, in addition to all damages and other remedies recoverable by OFFICEMAX.

10. Survival. Any respective obligations of OFFICEMAX or Executive hereunder which by their nature would continue beyond termination or resignation of Executive’s employment with OFFICEMAX will survive such termination or resignation.

11. Modification. This Agreement may not be modified orally, but only by a writing signed by the party against whom enforcement of any such modification is sought.

12. Inteqration. This Agreement expresses the entire agreement and understanding of the parties and supersedes all prior, and contemporaneous oral, agreements, commitments, and understandings pertaining to the subject matter hereof.

13. Waiver. The failure of either party to enforce at any time or for any period of time any of the provisions of this Agreement will not be construed to be a waiver of such provisions or of its right thereafter to enforce such provision and each and every provision thereafter.

14. Governing Law/Venue. For enforcement purposes, this Agreement shall be governed and construed according to the laws of the state of Delaware, without giving effect to any conflict of laws provisions. Executive irrevocably agrees to exclusive venue and submits to jurisdiction in the United States District Court for the Northern District of Illinois, Eastern Division, or the state courts in DuPage County, Illinois, for any dispute arising out of this Agreement, and waives all objections to jurisdiction and venue of such courts.

15. Executive’s Representations and Warranties. Executive represents and warrants to OMX as follows:

(a) Executive is under no contractual confidentiality, non-compete or non-solicitation agreement or other substantially similar restriction with any third party, which is inconsistent with Executive becoming employed with or by OMX, the performance of Executive’s duties owed to OMX, or any other rights of OMX.

(b) Neither OMX nor any of its affiliates nor any of their respective officers, directors, employees, agents or representatives has requested that Executive communicate or otherwise make available to any such parties at any time any proprietary information, data, trade secrets, or other confidential information belonging to Executive’s former employers or others.

(c) OMX has instructed Executive not to duplicate, reproduce or in any way take with Executive from Executive’s former employer or elsewhere any proprietary information, data, trade secrets or other confidential information belonging to Executive’s former employer or others.

(d) Executive has not duplicated, reproduced or in any way taken from Executive’s former employer or elsewhere any proprietary information, data, trade secrets, or other confidential information belonging to Executive’s former employer or others, and Executive does not currently have in Executive’s possession, custody or control any such information.

(e) Executive has not made available to OMX any proprietary information, data, trade secrets, or other confidential information belonging to Executive’s former employer or others, and shall not disclose or use for or to the benefit of OMX any such information.

(f) Neither OMX nor any of its affiliates nor any of their respective officers, directors, employees, agents or representatives has requested that Executive solicit or otherwise recruit for employment with OMX any person who was a co-employee of Executive at Executive’s former employer.

(g) Executive has not solicited or otherwise recruited for employment with OMX any person who was a co-employee of Executive at Executive’s former employer.

EXECUTIVE HAS READ THIS AGREEMENT and signs it with the understanding that the terms contained herein are a condition of Executive’s employment with OFFICEMAX and (1) control Executive’s use of certain information and know-how during and after his employment with OFFICEMAX, (2) restrict Executive’s employment opportunities upon termination of his employment with OFFICEMAX, and (3) restrict Executive’s ability to solicit customers, employees and suppliers of OFFICEMAX.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

OFFICEMAX INCORPORATED		John Kenning

By:	/s/ Matthew R. Broad	/s/ John Kenning
Its:	EVP and General Counsel

Exhibit 99.2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of The

Securities Exchange Act of 1934

Date of Report:                                 April 17, 2012

Date of earliest event reported:       April 11, 2012

OFFICEMAX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-5057	82-0100960
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

263 Shuman Blvd.

Naperville, Illinois 60563

(Address of principal executive offices) (Zip Code)

(630) 438-7800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 11, 2012, Reuben Slone, Executive Vice President, Supply Chain and General Manager, Services of OfficeMax Incorporated (the “Company”) notified the Company that he would resign to pursue another opportunity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 17, 2012

OFFICEMAX INCORPORATED

By:	/s/ Matthew R. Broad
Matthew R. Broad
Executive Vice President and General Counsel

Exhibit 99.3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of The

Securities Exchange Act of 1934

Date of Report: July 31, 2012

Date of earliest event reported: July 25, 2012

OFFICEMAX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-5057	82-0100960
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

263 Shuman Blvd.

Naperville, Illinois 60563

(Address of principal executive offices) (Zip Code)

(630) 438-7800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Election of Sharon L. McCollam to the Board of Directors

Sharon L. McCollam, age 50, was elected a director of the Company on July 25, 2012. From 2006 until 2012, Ms. McCollam was Executive Vice President, Chief Operating and Chief Financial Officer for Williams-Sonoma, Inc., a multi-channel specialty retailer of high-quality products for the home. Prior to that, Ms. McCollam was Executive Vice President, Chief Financial Officer of Williams-Sonoma, Inc. from 2003-2006; Senior Vice President, Chief Financial Officer from 2000-2003; and Vice President, Finance in 2000. Prior to that, Ms. McCollam was Chief Financial Officer of Dole Fresh Vegetables, Inc., a wholly-owned subsidiary of Dole Food Co. Inc., a producer, marketer and distributor of fresh fruit and vegetables, from 1996 to 2000 and Vice President and Controller from 1993-1996. Ms. McCollam previously served as a director of Williams-Sonoma, Inc. from 2010-2012 and Del Monte Food Company, a producer, distributor and marketer of food products, from 2007-2011. Ms. McCollam has served as a director of Sutter Health, a network of doctors and hospitals in Northern California, since January 2012 and was named a director of privately held Art.com Inc., the world’s largest online specialty retailer of high-quality wall art, in July 2012.

Ms. McCollam was appointed to the executive compensation and audit committees of the board.

Director Restricted Stock Unit Awards

Through the 2003 OfficeMax Incentive and Performance Plan (the “Plan”) each non-employee director annually receives a form of long-term equity compensation with a value of $100,000. On July 25, 2012, the Executive Compensation Committee of the board of directors determined that the 2012 director award would be granted in the form of restricted stock units (“RSUs”). In connection with the grant, each director will enter into a 2012 Director Restricted Stock Unit Award Agreement (an “Agreement”), in the form attached hereto as Exhibit 99.1.

The Agreement states that the award is subject to the terms of the Plan. Each award will vest six months following the grant date if the recipient is still a Company director at that time. An award will vest immediately if a director terminates board service prior to the six month anniversary of the grant date due to such director’s death or total and permanent disability. Unless otherwise approved by the board, if a director terminates board service prior to the six month anniversary of the grant date for a reason other than death or total and permanent disability, such director’s award will be forfeited. Vested RSUs will be payable six months following the date of a director’s termination of board service due to such director’s (i) retirement or resignation from the board, (ii) death or (iii) total and permanent disability. The vesting and payment of the RSUs may accelerate upon a change in control in certain circumstances. The award is not transferable. Holders of RSUs have no voting rights but do receive notional dividends (if any are paid), which are accumulated and paid in cash at the time the award is paid.

This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the text of the form of Agreement, included as Exhibit 99.1 to this filing. Exhibit 99.1 is incorporated by reference into this Item 5.02.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 99.1 Form of 2012 Director Restricted Stock Unit Award Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 31, 2012

OFFICEMAX INCORPORATED
By:	/s/ Matthew R. Broad
Matthew R. Broad
Executive Vice President and General Counsel

EXHIBIT INDEX

Number	Description

Exhibit 99.1	Form of 2012 Director Restricted Stock Unit Award Agreement

Exhibit 99.1

OFFICEMAX INCORPORATED

Form of 2012 Director Restricted Stock Unit Award Agreement

This Restricted Stock Unit Award (the “Award”) is granted on July xx, 2012 (the “Award Date”) by OfficeMax Incorporated (“OfficeMax”) to Name (“Director” or “you”) pursuant to the 2003 OfficeMax Incentive and Performance Plan, as may be amended from time to time (the “Plan”), and pursuant to the following terms of this agreement (the “Agreement”):

1.	Terms and Conditions. The Award is subject to all the terms and conditions of the Plan. All capitalized terms not defined in this Agreement shall have the meaning stated in the Plan. If there is any inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control unless this Agreement explicitly states that an exception to the Plan is being made.

2.	Award. You are hereby awarded xx,xxx restricted stock units, at no cost to you, subject to the restrictions set forth in the Plan and this Agreement.

3.	Vesting. Your Award will vest six months following the Award Date, January xx, 2013, if you are then still an OfficeMax Director. Your Award will vest immediately if you terminate service as a director prior to the six month anniversary of the Award Date due to your death or total and permanent disability. Vested units will be payable six months following the date of your termination of service as a director due to your (i) retirement or resignation from the Board, (ii) death or (iii) total and permanent disability, as determined by OfficeMax in its sole and complete discretion, provided that such termination constitutes a separation from service under Section 409A of the Internal Revenue Code of 1986, as amended, including applicable regulations and other guidance promulgated thereunder (“Code”), or, if later, upon the first date that payment may be made without violating the requirements of Code Section 409A. Unless otherwise approved by the Board of Directors or as set forth in Section 4 below, if you terminate service as a director prior to six months following the Award Date for a reason other than death or total and permanent disability, your Award will be forfeited.

4.	Change in Control. In the event of a Change in Control prior to the end of the vesting period pursuant to paragraph 3, the continuing entity may either continue this Award or replace this Award with an award of at least equal value with terms and conditions not less favorable than the terms and conditions provided in this Agreement, in which case the new award will vest and become payable according to the terms of the applicable award agreement. Notwithstanding any provisions of this Agreement or the Plan to the contrary, if the continuing entity does not so continue or replace this Award, all restrictions described in this Agreement will lapse with respect to all unvested restricted stock units held by you at the time of the Change in Control, so that all such restricted stock units will vest upon the Change in Control; payment of your Award will be made in the common stock of the continuing entity (or the parent thereof, as applicable) or in an equivalent amount of cash if such continuing entity (or the parent thereof, as applicable) does not maintain publicly traded common stock and shall be payable in accordance with paragraph 3.

5.	Nontransferability. The restricted stock units awarded pursuant to this Agreement cannot be sold, assigned, pledged, hypothecated, transferred, or otherwise encumbered prior to payment.

Director – Annual Grant	1 of 3

6.	Stockholder Rights; Dividend Units. With respect to the awarded restricted stock units, you are not a shareholder and do not have any voting rights. You will, however, receive notional dividend units on the awarded units equal to the amount of dividends paid on OfficeMax’s common stock. Notional dividends paid on your restricted stock units will be accumulated in a bookkeeping account without interest until the payment of the underlying restricted stock units is made under paragraph 3. Dividend units accrued on forfeited restricted stock units will be forfeited.

7.	Settlement of RSUs. Except as provided in paragraph 4, vested restricted stock units will be paid to you in whole shares of OfficeMax common stock. Partial shares, if any and dividend units will be paid in cash.

8.	Payment of Taxes. You acknowledge and agree that you are responsible for the tax consequences associated with the Award. It is the intention of OfficeMax that this Award not result in taxation under Code Section 409A and the Award shall be interpreted so as to comply with the requirements of Code Section 409A. Notwithstanding anything to the contrary herein, to the extent that any provision of this Award would otherwise result in taxation under Code Section 409A, such provision shall be deemed null and void. By accepting this Award, you agree that in the event that amendment of this Award is required in order to comply with Code Section 409A, you shall negotiate in good faith with OfficeMax with respect to amending the Award, provided that OfficeMax shall not be required to assume any increased economic burden in connection with any such amendment.

9.	Use of Personal Data. By executing this Agreement, you hereby agree freely, and with your full knowledge and consent, to the collection, use, processing and transfer (collectively, the “Use”) of certain personal data such as your name, compensation, nationality and job title, along with details of all past awards and current awards outstanding under the Plan (collectively, the “Data”), for the purpose of managing and administering the Plan. You further acknowledge and agree that OfficeMax and/or any of its Affiliates may make Use of the Data amongst themselves and/or any other third parties assisting OfficeMax in the administration and management of the Plan (collectively, the “Data Recipients”). In keeping therewith, you hereby further authorize any Data Recipient, including Data Recipients located in foreign jurisdictions, to continue to make Use of the Data, in electronic or other form, for the purposes of administering and managing the Plan, including without limitation, any necessary Use of such Data as may be required for the subsequent holding of shares on your behalf by a broker or other third party with whom you may elect to deposit any shares acquired through the Plan.

OfficeMax shall, at all times, take all commercially reasonable efforts to ensure that appropriate safety measures shall be in place to ensure the confidentiality of the Data, and that no Use will be made of the Data for any purpose other than the administration and management of the Plan. You may, at any time, review your Data and request necessary amendments to such Data. You may withdraw your consent to Use of the Data herein by notifying OfficeMax in writing at the address specified in paragraph 10; however by withdrawing your consent to use Data, you may affect your eligibility to participate in the Plan.

By executing this Agreement you hereby release and forever discharge OfficeMax from any and all claims, demands, actions, causes of action, damages, liabilities, costs, losses and expenses arising out of, or in connection with, the Use of the Data including, without limitation, any and all claims for invasion of privacy, defamation and any other personal, moral and/or property rights.

Director – Annual Grant	2 of 3

10.	Acceptance of Terms and Conditions. You must sign this Agreement and return it to OfficeMax’s Compensation Department on or before August 20, 2012, or the Award will be forfeited. Return your executed Agreement to: Patricia Abrego-Santucci by mail at OfficeMax, 263 Shuman Boulevard, Naperville, Illinois 60563 or by fax at 1-630-647-3722.

OfficeMax Incorporated Steve Parsons Executive Vice President, Chief Human Resources Officer	Awardee: Name Signature: Date:

Director – Annual Grant	3 of 3

Exhibit 99.4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: August 20, 2012

Date of earliest event reported: August 15, 2012

OFFICEMAX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-5057	82-0100960
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

263 Shuman Blvd.

Naperville, Illinois 60563

(Address of principal executive offices) (Zip Code)

(630) 438-7800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

OfficeMax Incorporated announced that it has entered into an agreement on August 15, 2012 to extinguish the non-recourse liability related to the Lehman-backed timber notes. This agreement is subject to the approval of the United States Bankruptcy Court, which OfficeMax expects will be determined within the next two to three months.

This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the text of the press release included as Exhibit 99.1 to this filing. Exhibit 99.1 is incorporated by reference into this Item 8.01.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 99.1	OfficeMax Incorporated Press Release dated August 16, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 20, 2012

OFFICEMAX INCORPORATED

By:	/s/ Matthew R. Broad
Matthew R. Broad
Executive Vice President and General Counsel

EXHIBIT INDEX

Number	Description

Exhibit 99.1	OfficeMax Incorporated Press Release dated August 16, 2012

Exhibit 99.1

OfficeMax Incorporated

263 Shuman Boulevard

Naperville, IL 60563

News Release

Investor Contacts		Media Contact
Mike Steele	Shawn Alcaraz	Julie Treon
630 864 6826	630 864 6889	630 864 6155

For Immediate Release: August 16, 2012

OFFICEMAX ANNOUNCES ANTICIPATED EXTINGUISHMENT OF

LEHMAN-BACKED TIMBER NOTES LIABILITY

EXPECTS TO CONCURRENTLY REMOVE $735 MILLION OF NON-RECOURSE DEBT

FROM FINANCIAL STATEMENTS

Naperville, III. – OfficeMax® Incorporated (NYSE:OMX), a leader in office supplies, technology and services, today announced that it has entered into an agreement to extinguish the non-recourse liability related to the Lehman-backed timber notes. This agreement is subject to the approval of the United States Bankruptcy Court, which OfficeMax expects will be determined within the next two to three months.

“We are pleased with the imminent removal of the non-recourse Lehman timber notes liability from our financial statements,” said Ravi Saligram, President and CEO of OfficeMax. “As shared during our second-quarter earnings call, we continue to explore ways to enhance our capital structure and drive shareholder value. Today’s event is a significant step forward in our efforts to simplify our balance sheet.”

Expected Impact to OfficeMax Financial Statements

Concurrently with the effectiveness of the agreement and extinguishment of this debt, OfficeMax will recognize a non-cash, pre-tax gain of $671.1 million, which is equal to the difference between:

•

The carrying value of the non-recourse liability pertaining to the Lehman-backed securitization notes ($735.0 million at June 30, 2012) plus the related interest payable ($17.9 million at June 30, 2012; and together, $752.9 million); and

•

The carrying value of the receivable pertaining to the Lehman-backed installment note ($32.2 million at June 30, 2012) plus the $49.6 million initial distribution made by the Lehman estate (together, $81.8 million at June 30, 2012).

Pursuant to the agreement, the trustee will simultaneously release OfficeMax and its affiliates from the non-recourse liabilities, upon the transfer of the Lehman-backed note and guaranty from OfficeMax to the trustee for the securitization note holders.

In the quarter following effectiveness, OfficeMax anticipates that it will make a cash payment in the amount of approximately $15 million, representing the accelerated tax liability on approximately one half of the gain on the 2004 timberlands sale transaction, mostly offset by alternative minimum tax credits. OfficeMax anticipates using available cash to fund the tax payment.

Background

As previously disclosed, OfficeMax received an $817.5-million Lehman-backed note in connection with a 2004 timberlands sale. Also in 2004, OfficeMax monetized the note by issuing securitization notes through a special purpose entity. Payment of these securitization notes was guaranteed by Lehman and was non-recourse to OfficeMax. Lehman’s bankruptcy filing on September 15, 2008 constituted an event of default under the note. For more information on these matters, see the company’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 3, 2012.

“We remain in the midst of a comprehensive review of all aspects of our balance sheet,” said Bruce Besanko, Executive Vice President, Chief Financial Officer and Chief Administrative Officer of OfficeMax. “The extinguishment of the Lehman non-recourse liability will help to create greater clarity for our investors, as our efforts to simplify the balance sheet continue.”

Forward-Looking Statements

Certain statements made in this press release and other written or oral statements made by or on behalf of the company constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the company’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. Management believes that these forward-looking statements are reasonable. However, the company cannot guarantee that the bankruptcy court will approve the release agreement; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. These statements are based on current expectations and speak only as of the date they are made. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding the company that may cause results to differ from expectations are included in the company’s Annual Report on Form 10-K for the year ended December 31, 2011, under Item 1A “Risk Factors”, and in the company’s other filings with the SEC.

About OfficeMax

OfficeMax Incorporated (NYSE: OMX) is a leader in integrating products, solutions and services for the workplace, whether for business or at home. The OfficeMax mission is simple: We provide workplace innovation that enables our customers to work better. The company provides office supplies and paper, in-store print and document services through OfficeMax ImPress®, technology products and solutions, and furniture to businesses and consumers. OfficeMax customers are served by approximately 29,000 associates through e-commerce, more than 900 stores in the U.S. and Mexico, direct sales and catalogs. OfficeMax has been named one of the 2012 World’s Most Ethical Companies, and is the only company in the office supply industry to receive Ethics Inside® Certification by the Ethisphere Institute. To find the nearest OfficeMax, call 1-877-OFFICEMAX. For more information, visit www.officemax.com.

All trademarks, service marks and trade names of OfficeMax Incorporated used herein are trademarks or registered trademarks of OfficeMax Incorporated. Any other product or company names mentioned herein are the trademarks of their respective owners.

# # #

2

Exhibit 99.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number: 1-5057

OFFICEMAX INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	82-0100960
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

263 Shuman Boulevard Naperville, Illinois	60563
(Address of principal executive offices)	(Zip Code)

(630) 438-7800

(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Shares Outstanding as of July 27, 2012
Common Stock, $2.50 par value	86,625,236

PART I—FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

OfficeMax Incorporated and Subsidiaries

Consolidated Statements of Operations

(thousands, except per-share amounts)

	Three Months Ended
	June 30, 2012	June 25, 2011
	(unaudited)
Sales	$1,602,399	$1,647,616
Cost of goods sold and occupancy costs	1,192,886	1,222,553

Gross profit	409,513	425,063
Operating expenses
Operating, selling, and general and administrative expenses	386,425	407,126
Other operating expenses	—	13,916

Operating income	23,088	4,021
Interest expense	(17,453)	(18,128)
Interest income	10,998	10,909
Other income (expense), net	(15)	96

Pre-tax income (loss)	16,618	(3,102)
Income tax benefit (expense)	(5,291)	1,001

Net income (loss) attributable to OfficeMax and noncontrolling interest	11,327	(2,101)
Joint venture results attributable to noncontrolling interest	(79)	(357)

Net income (loss) attributable to OfficeMax	$11,248	$(2,458)
Preferred dividends	(529)	(563)

Net income (loss) available to OfficeMax common shareholders	$10,719	$(3,021)

Net income (loss) per common share
Basic	$0.12	$(0.04)
Diluted	$0.12	$(0.04)

See accompanying notes to quarterly consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Statements of Operations

(thousands, except per-share amounts)

	Six Months Ended
	June 30, 2012	June 25, 2011
	(unaudited)
Sales	$3,475,311	$3,510,617
Cost of goods sold and occupancy costs	2,583,021	2,611,042

Gross profit	892,290	899,575
Operating expenses
Operating, selling, and general and administrative expenses	826,087	853,026
Other operating expenses	25,266	13,916

Operating income	40,937	32,633
Interest expense	(35,817)	(36,895)
Interest income	21,817	21,929
Other income, net	225	134

Pre-tax income	27,162	17,801
Income tax expense	(8,920)	(6,669)

Net income attributable to OfficeMax and noncontrolling interest	18,242	11,132
Joint venture results attributable to noncontrolling interest	(1,605)	(1,687)

Net income attributable to OfficeMax	$16,637	$9,445
Preferred dividends	(1,059)	(1,100)

Net income available to OfficeMax common shareholders	$15,578	$8,345

Net income per common share
Basic	$0.18	$0.10
Diluted	$0.18	$0.10

See accompanying notes to quarterly consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Statements of Comprehensive Income

(thousands)

	Three Months Ended
	June 30, 2012	June 25, 2011
	(unaudited)
Net income (loss) attributable to OfficeMax and noncontrolling interest	$11,327	$(2,101)
Other comprehensive income (loss):
Cumulative foreign currency translation adjustment	(15,167)	14,805
Pension and postretirement liability adjustment, net of tax	1,873	4,953
Unrealized hedge income (loss), net of tax	(72)	395

Other comprehensive income (loss)	(13,366)	20,153

Comprehensive income (loss) attributable to OfficeMax and noncontrolling interest	$(2,039)	$18,052

Less:
Joint venture results attributable to noncontrolling interest	$79	$357
Cumulative foreign currency translation adjustment attributable to noncontrolling interest	(3,136)	1,433

Joint venture comprehensive income (loss) attributable to noncontrolling interest	$(3,057)	$1,790

Comprehensive income attributable to OfficeMax	$1,018	$16,262

	Six Months Ended
	June 30, 2012	June 25, 2011
	(unaudited)
Net income attributable to OfficeMax and noncontrolling interest	$18,242	$11,132
Other comprehensive income (loss):
Cumulative foreign currency translation adjustment	(425)	19,935
Pension and postretirement liability adjustment, net of tax	4,134	7,067
Unrealized hedge income (loss), net of tax	(157)	85

Other comprehensive income	3,552	27,087

Comprehensive income attributable to OfficeMax and noncontrolling interest	$21,794	$38,219

Less:
Joint venture results attributable to noncontrolling interest	$1,605	$1,687
Cumulative foreign currency translation adjustment attributable to noncontrolling interest	(1,130)	2,498

Joint venture comprehensive income attributable to noncontrolling interest	$475	$4,185

Comprehensive income attributable to OfficeMax	$21,319	$34,034

See accompanying notes to quarterly consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Balance Sheets

(thousands)

	June 30, 2012	December 31, 2011
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$444,504	$427,111
Restricted cash	49,562	—
Receivables, net	519,304	558,635
Inventories	773,771	821,999
Deferred income taxes and receivables	40,564	63,382
Other current assets	72,814	67,847

Total current assets	1,900,519	1,938,974
Property and equipment:
Land and land improvements	39,512	40,245
Buildings and improvements	482,293	484,900
Machinery and equipment	775,951	783,492

Total property and equipment	1,297,756	1,308,637
Accumulated depreciation	(945,013)	(943,701)

Net property and equipment	352,743	364,936
Intangible assets, net	81,026	81,520
Investment in Boise Cascade Holdings, L.L.C.	175,000	175,000
Timber notes receivable	849,688	899,250
Deferred income taxes	373,397	370,439
Other non-current assets	251,020	239,156

Total assets	$3,983,393	$4,069,275

See accompanying notes to quarterly consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Balance Sheets

(thousands, except share and per-share amounts)

	June 30, 2012	December 31, 2011
	(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of debt	$10,113	$38,867
Accounts payable	607,421	654,918
Income tax payable	2,803	9,553
Accrued expenses and other current liabilities:
Compensation and benefits	110,917	101,516
Other	199,499	208,447

Total current liabilities	930,753	1,013,301
Long-term debt, less current portion	227,281	229,323
Non-recourse debt	1,470,000	1,470,000
Other long-term items:
Compensation and benefits obligations	376,297	393,293
Deferred gain on sale of assets	179,757	179,757
Other long-term liabilities	173,690	182,685
Noncontrolling interest in joint venture	32,406	31,923
Shareholders’ equity:
Preferred stock—no par value; 10,000,000 shares authorized; Series D ESOP: $.01 stated value; 629,611 and 638,353 shares outstanding	28,332	28,726
Common stock—$2.50 par value; 200,000,000 shares authorized; 86,624,170 and 86,158,662 shares outstanding	216,560	215,397
Additional paid-in capital	1,018,570	1,015,374
Accumulated deficit	(485,275)	(500,843)
Accumulated other comprehensive loss	(184,978)	(189,661)

Total OfficeMax shareholders’ equity	593,209	568,993

Total liabilities and shareholders’ equity	$3,983,393	$4,069,275

See accompanying notes to quarterly consolidated financial statements

OfficeMax Incorporated and Subsidiaries

Consolidated Statements of Cash Flows

(thousands)

	Six Months Ended
	June 30, 2012	June 25, 2011
	(unaudited)
Cash provided by operations:
Net income attributable to OfficeMax and noncontrolling interest	$18,242	$11,132
Non-cash items in net income:
Dividend income from investment in Boise Cascade Holdings, L.L.C.	(4,137)	(3,815)
Depreciation and amortization	37,266	42,555
Pension and other postretirement benefits expense	351	3,638
Other	30,995	9,358
Changes in operating assets and liabilities:
Receivables	40,309	6,864
Inventories	48,129	68,337
Accounts payable and accrued liabilities	(47,668)	(87,788)
Current and deferred income taxes	(354)	(2,911)
Other	(40,995)	(20,719)

Cash provided by operations	82,138	26,651

Cash used for investment:
Expenditures for property and equipment	(32,572)	(28,192)
Proceeds from sales of assets, net	1,586	138

Cash used for investment	(30,986)	(28,054)

Cash used for financing:
Cash dividends paid—preferred stock	(1,046)	(1,142)
Borrowings of short-term debt, net	6,898	1,643
Payments of long-term debt	(36,994)	(3,662)
Purchase of preferred stock	(187)	(1,536)
Proceeds from exercise of stock options	196	1,949
Payments related to other share-based compensation	(1,125)	(4,404)
Other	2	12

Cash used for financing	(32,256)	(7,140)

Effect of exchange rates on cash and cash equivalents	(1,503)	4,509
Increase (decrease) in cash and cash equivalents	17,393	(4,034)

Balance at beginning of the period	427,111	462,326

Balance at end of the period	$444,504	$458,292

See accompanying notes to quarterly consolidated financial statements

Notes to Quarterly Consolidated Financial Statements (unaudited)

1. Basis of Presentation

Nature of Operations

OfficeMax Incorporated (“OfficeMax,” the “Company”, “we” or “our”) is a leader in both business-to-business and retail office products distribution. The Company provides office supplies and paper, print and document services, technology products and solutions and office furniture to large, medium and small businesses, government offices and consumers. OfficeMax customers are served by approximately 29,000 associates through direct sales, catalogs, the Internet and a network of retail stores located throughout the United States, Canada, Australia, New Zealand and Mexico.

The accompanying quarterly consolidated financial statements include the accounts of OfficeMax and all majority-owned subsidiaries, except our 88%-owned subsidiary that formerly owned assets in Cuba that were confiscated by the Cuban government in the 1960s, which is accounted for as an investment due to various asset restrictions. We also consolidate the variable interest entities in which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation. These financial statements are for the thirteen-week and twenty-six-week periods ended on June 30, 2012 (also referred to as the “second quarter of 2012” or the “three months ended June 30, 2012” and the “first six months of 2012” or the “six months ended June 30, 2012,” respectively) and the thirteen-week and twenty-six-week periods ended on June 25, 2011 (also referred to as the “second quarter of 2011” or the “three months ended June 25, 2011” and the “first six months of 2011” or the “six months ended June 25, 2011,” respectively). The Company’s fiscal year ends on the last Saturday in December. Due primarily to statutory reporting requirements, the Company’s international businesses maintain December 31 year-ends and end their quarters on the last calendar day of the month, with our majority-owned joint venture in Mexico reporting one month in arrears. Fiscal year 2012 will include 52 weeks for our U.S. businesses, while fiscal year 2011 included 53 weeks for our U.S. businesses.

The Company manages its business using three reportable segments: OfficeMax, Contract (“Contract segment” or “Contract”); OfficeMax, Retail (“Retail segment” or “Retail”); and Corporate and Other. Management reviews the performance of the Company based on these segments. We present information pertaining to our segments in Note 12, “Segment Information”.

The Company has prepared the quarterly consolidated financial statements included herein pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Some information and note disclosures, which would normally be included in comprehensive annual financial statements prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to those SEC rules and regulations. These quarterly consolidated financial statements should be read together with the consolidated financial statements and the accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

The quarterly consolidated financial statements included herein have not been audited by an independent registered public accounting firm, but in the opinion of management, include all adjustments necessary to present fairly the results for the periods indicated. Except as disclosed within these “Notes to Quarterly Consolidated Financial Statements (unaudited),” the adjustments made were of a normal, recurring nature. Quarterly results are not necessarily indicative of results which may be expected for a full year.

Recently Issued or Newly Adopted Accounting Standards

In June 2011, the Financial Accounting Standards Board issued guidance which established disclosure requirements for other comprehensive income. The guidance requires the reporting of components of other comprehensive income and components of net income together as components of total comprehensive income, and is effective for periods beginning on or after December 15, 2011. We adopted the guidance effective with our

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

financial statements for the first quarter of 2012. The adoption of this guidance affects the presentation of certain elements of the Company’s financial statements, but these changes in presentation did not have an impact on the amounts reported in our financial statements.

2. Facility Closure Reserves

We conduct regular reviews of our real estate portfolio to identify underperforming facilities, and close those facilities that are no longer strategically or economically beneficial. We record a liability for the cost associated with a facility closure at its estimated fair value in the period in which the liability is incurred, primarily the location’s cease-use date. Upon closure, unrecoverable costs are included in facility closure reserves and include provisions for the present value of future lease obligations, less contractual or estimated sublease income. These facility closure charges are included in other operating expenses in the Consolidated Statements of Operations. Accretion expense is recognized over the life of the required payments and is included in operating, selling, and general and administrative expenses in the Consolidated Statements of Operations.

During the first six months of 2012, we recorded facility closure charges of $25.3 million (all in the first quarter) in our Retail segment primarily related to the closure of 15 underperforming domestic stores prior to the end of their lease terms. During the first six months of 2011, we recorded facility closure charges of $5.6 million (all in the second quarter) in our Retail segment associated with closing six underperforming domestic stores prior to the end of their lease terms, of which $5.4 million was related to the lease liability and $0.2 million was related to asset impairments.

Facility closure reserve account activity during the first six months of 2012 was as follows:

Total
(thousands)
Balance at December 31, 2011	$49,075
Charges related to stores closed in 2012	25,266
Transfer of deferred rent and other balances	1,275
Cash payments	(9,395)
Accretion	1,653

Balance at June 30, 2012	$67,874

Reserve balances were classified in the Consolidated Balance Sheets as follows:

June 30, 2012
(thousands)
Accrued expenses and other current liabilities - Other	$16,311
Other long-term liabilities	51,563

Total	$67,874

The facilities closure reserve consisted of the following:

June 30, 2012
(thousands)
Estimated future lease obligations	$125,909
Less: anticipated sublease income	(58,035)

Total	$67,874

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

3. Severance and Other Charges

Over the past few years, we have incurred significant charges related to Company personnel restructuring and reorganizations.

The first six months of 2011 included severance charges recorded in the second quarter of $8.3 million ($8.0 million in Contract and $0.3 million in Retail), related to reorganizations in Canada ($3.6 million), Australia ($1.4 million) and the U.S. sales and supply chain organizations ($3.3 million). These charges were included in other operating expenses in the Consolidated Statements of Operations. There were no such charges in the first six months of 2012.

As of June 30, 2012, $2.8 million of the prior-year severance charges remain unpaid and are included in accrued expenses and other current liabilities in the Consolidated Balance Sheets.

4. Timber Notes/Non-Recourse Debt

In October 2004, we sold our timberland assets in exchange for $15 million in cash plus credit-enhanced timber installment notes in the amount of $1,635 million (the “Installment Notes”). The Installment Notes were issued by single-member limited liability companies formed by affiliates of Boise Cascade, L.L.C. (the “Note Issuers”). The Installment Notes are 15-year non-amortizing obligations and were issued in two equal $817.5 million tranches bearing interest at 5.11% and 4.98%, respectively. In order to support the issuance of the Installment Notes, the Note Issuers transferred a total of $1,635 million in cash to Lehman Brothers Holdings Inc. (“Lehman”) and Wachovia Corporation (“Wachovia”) (which was later purchased by Wells Fargo & Company) ($817.5 million to each of Lehman and Wachovia). Lehman and Wachovia issued collateral notes (the “Collateral Notes”) to the Note Issuers. Concurrently with the issuance of the Installment and Collateral Notes, Lehman and Wachovia guaranteed the respective Installment Notes and the Note Issuers pledged the Collateral Notes as security for the performance of the Installment Note obligations.

In December 2004, we completed a securitization transaction in which the Company’s interests in the Installment Notes and related guarantees were transferred to wholly-owned bankruptcy remote subsidiaries. The subsidiaries pledged the Installment Notes and related guarantees and issued securitized notes (the “Securitization Notes”) in the amount of $1,470 million ($735 million through the structure supported by the Lehman guaranty and $735 million through the structure supported by the Wachovia guaranty). As a result of these transactions, we received $1,470 million in cash. Recourse on the Securitization Notes is limited to the proceeds of the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty, and therefore there is no recourse against OfficeMax. The Securitization Notes are 15-year non-amortizing, and were issued in two equal $735 million tranches paying interest of 5.54% and 5.42%, respectively. The Securitization Notes are reported as non-recourse debt in the Company’s Consolidated Balance Sheets.

On September 15, 2008, Lehman, the guarantor of half of the Installment Notes and the Securitization Notes, filed a petition in the United States Bankruptcy Court for the Southern District of New York seeking relief under chapter 11 of the United States Bankruptcy Code. Lehman’s bankruptcy filing constituted an event of default under the $817.5 million Installment Note guaranteed by Lehman (the “Lehman Guaranteed Installment Note”). We are required for accounting purposes to assess the carrying value of assets whenever circumstances indicate that a decline in value may have occurred. In 2008, we evaluated the carrying value of the Lehman Guaranteed Installment Note and reduced it to the estimated amount we then expected to collect ($81.8 million) by recording a non-cash impairment charge of $735.8 million, pre-tax. The ultimate amount to be realized on the Lehman Guaranteed Installment Note depends entirely on the proceeds from the Lehman bankruptcy estate.

Lehman’s disclosure statement on its Chapter 11 Plan (the “Disclosure Statement”) was confirmed by the United States Bankruptcy Court for the Southern District of New York on December 6, 2011. The Disclosure

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

Statement provides a range of estimated recoveries for various classes of unsecured creditors of Lehman. Pursuant to a stipulation entered into on October 7, 2011 and approved by the bankruptcy court on December 14, 2011, the claim of the Securitization Note holders through the Note Issuers will be treated as a class 3 senior unsecured claim (estimated to recover at a rate of approximately 21.1% under the Chapter 11 Plan) rather than falling into any other class of claims. Due to this categorization, the status of the bankruptcy proceedings, and based on information in the Disclosure Statement, it appears that Securitization Note holders may recover at a potential rate within the range of 17% to 20%. However, uncertainties exist as to the actual recovery that will ultimately be received on the claim. The disposition of a related claim of the Securitization Note holders through us on the guaranty (the “Guaranty Claim”) may result in an additional recovery and the funds available for claimants will depend on Lehman’s ongoing claims resolution process, the establishment of reserves for unresolved claims, and the value of the assets Lehman is able to liquidate. Due to these uncertainties and other factors, we have not increased our assumed recovery rate. An initial distribution of approximately $50 million on the claim through the Note Issuers was received from Lehman by the Note Issuers during April of 2012, and will ultimately be distributed to the Securitization Note holders. As of June 30, 2012, the cash received was classified as restricted cash, and the carrying value of the Lehman Guaranteed Installment Note was reduced by this amount. The Company expects the cash to be ultimately remitted to the Securitization Note holders and does not have the right to access the cash for any other purpose. The cash is currently being held by the Note Issuer of the Lehman Guaranteed Installment Note until final disposition of the Guaranty Claim.

Further distributions are expected to occur over a several-year period. Going forward, we intend to adjust the carrying value of the Lehman Guaranteed Installment Note as further information regarding the Securitization Note holders’ share of the proceeds, if any, from the Lehman bankruptcy estate becomes available. Recourse on the Securitization Notes is limited to the proceeds from the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty, and any proceeds we receive from the bankruptcy will be distributed to the Securitization Note holders. However, under current generally accepted accounting principles, we are required to continue to recognize the liability related to the Securitization Notes guaranteed by Lehman until such time as the liability has been extinguished. The liability will be extinguished when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Note holders. We expect that this will occur when the remaining Guaranty Claim of the Securitization Note holders in the bankruptcy is resolved and as the Lehman assets are in the process of distribution. Accordingly, we expect to recognize a non-cash gain equal to the difference between the combined amount of the carrying value of the Securitization Notes guaranteed by Lehman ($735.0 million at June 30, 2012) and the related interest payable ($17.9 million at June 30, 2012) and the combined amount of the carrying value of the Lehman Guaranteed Installment Note and the restricted cash (together $81.8 million at June 30, 2012) in a later period when the liability is legally extinguished. The actual gain to be recognized in the future will be measured based on the carrying amounts of the Lehman Guaranteed Installment Note and the Securitization Notes guaranteed by Lehman at the date of settlement.

Any discussion of the Lehman bankruptcy in this document is strictly based on factual observations from the bankruptcy cases and should not be interpreted as constituting legal analysis of or admission as to the ultimate allowances of our claim based on the Lehman Guaranteed Installment Note or any Note Issuers’ claim based on Collateral Notes, or the interplay thereof.

At the time of the sale of the timberlands in 2004, we generated a tax gain and recognized the related deferred tax liability. The timber installment notes structure allowed the Company to defer the resulting tax liability until 2020 ($529 million at June 30, 2012), the maturity date for the Installment Notes. Due to the Lehman bankruptcy and note defaults, the recognition of the Lehman portion of the gain will be triggered in full when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Note holders. When partial payments are received, the gain will be recognized on a pro rata basis. We expect to reduce estimated cash payments due by utilizing our available alternative minimum tax credits.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

Through June 30, 2012, we have received all payments due under the Installment Notes guaranteed by Wachovia (the “Wachovia Guaranteed Installment Notes”), which have consisted only of interest due on the notes, and have made all payments due on the related Securitization Notes guaranteed by Wachovia, again consisting only of interest due. As all amounts due on the Wachovia Guaranteed Installment Notes are current and we have no reason to believe that we will not be able to collect all amounts due according to the contractual terms of the Wachovia Guaranteed Installment Notes, the notes are reflected in our Consolidated Balance Sheets at their original principal amount of $817.5 million. The Installment Notes and Securitization Notes are scheduled to mature in 2020 and 2019, respectively. The Securitization Notes have an initial term that is approximately three months shorter than the Installment Notes.

5. Net Income (Loss) Per Common Share

Basic net income (loss) per share is calculated using net income (loss) available to holders of our common stock divided by the weighted average number of shares of common stock outstanding during the applicable periods presented. Diluted net income (loss) per share is similar to basic net income (loss) per share except that the weighted average number of shares of common stock outstanding is increased to include, if their inclusion is dilutive, the number of additional shares of common stock that would have been outstanding assuming the issuance of all potentially dilutive shares, such as common stock to be issued upon exercise of options, the vesting of non-vested restricted shares, and the conversion of outstanding preferred stock. Net income (loss) per common share was determined by dividing net income (loss), as adjusted, by weighted average shares outstanding as follows:

	Three Months Ended		Six Months Ended
	June 30, 2012	June 25, 2011	June 30, 2012	June 25, 2011
	(thousands, except per- share amounts)		(thousands, except per- share amounts)
Net income (loss) available to OfficeMax common shareholders	$10,719	$(3,021)	$15,578	$8,345

Average shares—basic(a)	86,576	85,978	86,459	85,673
Restricted stock, stock options and other(b)(c)	885	—	934	1,101

Average shares—diluted	87,461	85,978	87,393	86,774
Net income (loss) available to OfficeMax common shareholders per common share:
Basic	$0.12	$(0.04)	$0.18	$0.10
Diluted	$0.12	$(0.04)	$0.18	$0.10

(a)	The assumed conversion of outstanding preferred stock was anti-dilutive in all periods presented, and therefore no adjustment was required to determine diluted income from continuing operations or average shares-diluted.
(b)	Outstanding options to purchase 5.3 million and 4.3 million shares of common stock were excluded from the computations of diluted income (loss) per common share for the second quarter and first six months of 2012, respectively, because the impact would have been anti-dilutive as such options’ exercise prices were higher than the average market price during those periods.
(c)	Outstanding options to purchase 4.8 million shares of common stock and restricted stock units (“RSU”) for 1.1 million shares of common stock were excluded from the computation of diluted income (loss) per common share for the second quarter of 2011, because the impact would have been anti-dilutive due to the loss reported for the second quarter of 2011. Outstanding options to purchase 3.4 million shares of common stock for the first six months of 2011 were excluded from the computation of diluted income (loss) per common share for the first six months of 2011, because the impact would have been anti-dilutive as such options’ exercise prices were higher than the average market price during those periods.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

6. Income Taxes

The Company or its subsidiaries file income tax returns in the U.S. Federal jurisdiction, and multiple state and foreign jurisdictions. Years prior to 2006 are no longer subject to U.S. Federal income tax examination. The Company is no longer subject to state income tax examinations by tax authorities in its major state jurisdictions for years before 2003, and the Company is no longer subject to income tax examinations prior to 2005 for its major foreign jurisdictions.

As discussed in Note 4, “Timber Notes/Non-Recourse Debt,” at the time of the sale of the timberlands in 2004, we generated a tax gain and recognized the related deferred tax liability. The timber installment notes structure allowed the Company to defer the resulting tax liability until 2020 ($529 million at June 30, 2012), the maturity date for the Installment Notes. Due to the Lehman bankruptcy and note defaults, the recognition of the Lehman portion of the gain will be triggered in full when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Note holders. When partial payments are received, the gain will be recognized on a pro rata basis. We expect to reduce estimated cash payments due by utilizing our available alternative minimum tax credits.

As of June 30, 2012, the Company had $9.9 million of total unrecognized tax benefits, $7.0 million of which would affect the Company’s effective tax rate if recognized. During the first quarter of 2012, the reserve was reduced for tax positions related to the capitalization of certain costs that were determined more likely than not to be realized. Any future adjustments would result from the effective settlement of tax positions with various tax authorities. The Company does not anticipate any tax settlements to occur within the next twelve months. The reconciliation of the beginning and ending unrecognized tax benefits is as follows:

Amount
(thousands)
Unrecognized gross tax benefits balance at December 31, 2011	$21,172
Increase related to prior year tax positions	163
Decrease related to prior year tax positions	(11,468)

Unrecognized tax benefits balance at June 30, 2012	$9,867

During the first six months of 2012 and 2011, cash payments, net of refunds received, for income taxes were as follows:

	2012	2011
	(thousands)
Cash tax payments, net	$9,274	$9,580

7. Investment in Boise Cascade Holdings, L.L.C.

In connection with the sale of the paper, forest products and timberland assets in 2004, the Company invested $175 million in affiliates of Boise Cascade, L.L.C. Due to restructurings conducted by those affiliates, our investment is currently in Boise Cascade Holdings, L.L.C., a building products company (the “Boise Investment”).

A portion of the securities received in exchange for the Company’s investment carry no voting rights. This investment is accounted for under the cost method as Boise Cascade Holdings, L.L.C. does not maintain separate ownership accounts for its members’ interests, and the Company does not have the ability to significantly influence its operating and financial policies.

The Boise Investment represented a continuing involvement in the operations of the business we sold in 2004. Therefore, approximately $180 million of gain realized from the sale was deferred. This gain is expected to be recognized in earnings as the Company’s investment is reduced.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

The non-voting securities of Boise Cascade Holdings, L.L.C. accrue dividends daily at the rate of 8% per annum on the liquidation value plus accumulated dividends. Dividends accumulate semiannually to the extent not paid in cash on the last day of June and December. The Company recognized dividend income on this investment of $2.1 million and $1.9 million in the second quarters of 2012 and 2011, respectively, and $4.1 million and $3.8 million during the first six months of 2012 and 2011, respectively, in the Corporate and Other segment. The dividend receivable was $42.0 million and $38.0 million at June 30, 2012 and December 31, 2011, respectively, and was recorded in the Corporate and Other segment in other non-current assets in the Consolidated Balance Sheets.

8. Debt

Credit Agreements

On October 7, 2011, the Company entered into a Second Amended and Restated Loan and Security Agreement (the “North American Credit Agreement”) with a group of banks. The North American Credit Agreement amended both our existing credit agreement to which we were a party along with certain of our subsidiaries in the U.S. (the “U.S. Credit Agreement”) and our existing credit agreement to which our subsidiary in Canada was a party (the “Canadian Credit Agreement”) and consolidated them into a single credit agreement. The North American Credit Agreement permits the Company to borrow up to a maximum of $650 million (U.S. dollars), of which $50 million is allocated to the Company’s Canadian subsidiary and $600 million is allocated to the Company and its other participating U.S. subsidiaries, in each case subject to a borrowing base calculation that limits availability to a percentage of eligible trade and credit card receivables plus a percentage of the value of eligible inventory less certain reserves. The North American Credit Agreement may be increased (up to a maximum of $850 million) at the Company’s request and the approval of the lenders participating in the increase, or may be reduced from time to time at the Company’s request, in each case according to the terms detailed in the North American Credit Agreement. Letters of credit, which may be issued under the North American Credit Agreement up to a maximum of $250 million, reduce available borrowing capacity. At the end of the second quarter of 2012, the Company was in compliance with all covenants under the North American Credit Agreement. The North American Credit Agreement will expire on October 7, 2016.

Borrowings under the North American Credit Agreement are subject to interest at rates based on either the prime rate, the federal funds rate, LIBOR or the Canadian Dealer Offered Rate. An additional percentage, which varies depending on the level of average borrowing availability, is added to the applicable rates. Fees on letters of credit issued under the North American Credit Agreement are charged at rates between 1.25% and 2.25% depending on the type of letter of credit (i.e., stand-by or commercial) and the level of average borrowing availability. The Company is also charged an unused line fee of between 0.375% and 0.5% on the amount by which the maximum available credit exceeds the average daily outstanding borrowings and letters of credit. The fees on letters of credit were 1.75% and the unused line fee was 0.5% at the end of the second quarter of 2012. Thereafter, the rate will vary depending on the level of average borrowing availability and type of letters of credit.

Availability under the North American Credit Agreement at the end of the second quarter of 2012 was as follows:

Total
(millions)
Maximum aggregate available borrowing amount	$639.8
Less: Stand-by letters of credit	(42.9)

Amount available for borrowing	$596.9

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

On March 15, 2010, the Company’s five wholly-owned subsidiaries based in Australia and New Zealand entered into a Facility Agreement (the “Australia/New Zealand Credit Agreement”) with a financial institution based in those countries. The Australia/New Zealand Credit Agreement permitted the subsidiaries in Australia and New Zealand to borrow up to a maximum of A$80 million subject to a borrowing base calculation that limited availability to a percentage of eligible accounts receivable plus a percentage of the value of certain owned properties, less certain reserves. During the first quarter of 2012, the Company exercised its option to terminate the Australia/New Zealand Credit Agreement effective March 30, 2012.

There were no borrowings under the Company’s credit agreements during the first six months of 2012.

Other

During the second quarter of 2012, we repaid $35 million of Medium-term notes, Series A, which had reached maturity. These notes had been reported in current portion of debt in our Consolidated Balance Sheets at December 31, 2011.

At the end of the second quarter of 2012, Grupo OfficeMax, our 51%-owned joint venture in Mexico, had total outstanding borrowings of $12.9 million. This included $3.7 million outstanding under a 60-month installment note due in the first quarter of 2014 and $2.8 million outstanding under a 54-month installment note due in the third quarter of 2014. Payments on the installment loans are made monthly. The remaining $6.4 million of borrowings is a simple revolving loan. Recourse on the Grupo OfficeMax loans is limited to Grupo OfficeMax. The installment loan maturing in the third quarter of 2014 is secured by certain owned property of Grupo OfficeMax. All other Grupo OfficeMax loan facilities are unsecured.

Cash Paid for Interest

Cash payments for interest, net of interest capitalized and including interest payments related to the Securitization Notes, were $34.6 million and $35.3 million for the first six months of 2012 and 2011, respectively. Excluding interest payments related to the Securitization Notes, cash payments for interest, net of interest capitalized were $14.7 million and $15.4 million for the first six months of 2012 and 2011, respectively. Cash interest payments made on the Securitization Notes are completely offset by interest payments received on the Installment Notes.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

9. Financial Instruments, Derivatives and Hedging Activities

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade accounts receivable, other assets (non-derivatives), short-term borrowings and trade accounts payable approximate fair value because of the short maturity of these instruments. The following table presents the carrying amounts and estimated fair values of the Company’s other financial instruments at June 30, 2012 and December 31, 2011. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	June 30, 2012
	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total
	(thousands)
Financial assets:
Timber notes receivable
Wachovia	$—	$982,028	$—	$982,028	$817,500
Lehman	$—	$—	$32,188	$32,188	$32,188

Financial liabilities:
Recourse debt	$31,055	$194,604	$—	$225,659	$237,394
Non-recourse debt
Wachovia	$—	$891,827	$—	$891,827	$735,000
Lehman	$—	$—	$81,750	$81,750	$735,000

	December 31, 2011
	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total
	(thousands)
Financial assets:
Timber notes receivable
Wachovia	$—	$943,706	$—	$943,706	$817,500
Lehman	$—	$—	$81,750	$81,750	$81,750

Financial liabilities:
Recourse debt	$62,293	$178,461	$—	$240,754	$268,190
Non-recourse debt
Wachovia	$—	$858,779	$—	$858,779	$735,000
Lehman	$—	$—	$81,750	$81,750	$735,000

In establishing a fair value, there is a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The basis of the fair value measurement is categorized in three levels, in order of priority, described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or financial instruments for which all significant inputs are observable either directly or indirectly.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable thus reflecting assumptions about the market participants.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

The carrying amounts shown in the table are included in the Consolidated Balance Sheets under the indicated captions. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Timber notes receivable: The fair value of the Wachovia Guaranteed Installment Notes is determined as the present value of expected future cash flows discounted at the current interest rate for loans of similar terms with comparable credit risk (Level 2 inputs). The fair value of the Lehman Guaranteed Installment Note reflects the estimated future cash flows of the note considering the estimated effects of the Lehman bankruptcy (Level 3 inputs).

•

Recourse debt: The Company’s debt instruments are not widely traded. Recourse debt for which there were trades on the last day of the period (the “measurement date”) was valued using the unadjusted quoted price from the last trade on the measurement date (Level 1 input). Recourse debt for which there were no transactions on the measurement date was valued based on quoted market prices near the measurement date when available or by discounting the future cash flows of each instrument using rates based on the most recently observable trade or using rates currently offered to the Company for similar debt instruments of comparable maturities (Level 2 inputs).

•

Non-recourse debt: The fair value of the Securitization Notes supported by Wachovia is estimated by discounting the future cash flows of the instrument at rates currently available to the Company for similar instruments of comparable maturities (Level 2 inputs). The Securitization Notes supported by Lehman is estimated based on the future cash flows of the Lehman Guaranteed Installment Note (the proceeds from which are the sole source of payment of this note) in a bankruptcy proceeding (Level 3 inputs).

During the first six months of 2012, there were no significant changes to the techniques used to measure fair value. Other than routine borrowings and payments of recourse debt and the $50 million initial distribution from the Lehman bankruptcy discussed in Note 4, “Timber Notes/Non-Recourse Debt,” there were no changes to the financial instruments for which fair value is being calculated. Any changes in the level of inputs for recourse debt is due to the existence or nonexistence of trades on the measurement date from which to obtain unadjusted quoted prices.

Derivatives and Hedging Activities

Changes in foreign currency exchange rates expose the Company to financial market risk. The Company occasionally uses derivative financial instruments, such as forward exchange contracts, to manage its exposure associated with commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction. The Company does not enter into derivative instruments for any other purpose. The Company does not speculate using derivative instruments. The fair values of derivative financial instruments were not material at the end of the second quarter of 2012 or at 2011 fiscal year-end.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

10. Retirement and Benefit Plans

Components of Net Periodic Benefit Cost (Income)

The following represents the components of net periodic benefit cost (income) for pension and other postretirement benefits which are recorded in operating, selling and general and administrative expense in the Consolidated Statements of Operations:

	Three Months Ended
	Pension Benefits		Other Benefits
	June 30, 2012	June 25, 2011	June 30, 2012	June 25, 2011
	(thousands)
Service cost	$927	$634	$72	$18
Interest cost	16,186	17,546	230	207
Expected return on plan assets	(20,774)	(20,098)	—	—
Recognized actuarial loss	4,486	4,325	45	26
Amortization of prior service credits	—	—	(1,001)	(1,002)

Net periodic benefit cost (income)	$825	$2,407	$(654)	$(751)

	Six Months Ended
	Pension Benefits		Other Benefits
	June 30, 2012	June 25, 2011	June 30, 2012	June 25, 2011
	(thousands)
Service cost	$1,870	$1,273	$144	$115
Interest cost	32,344	35,088	466	507
Expected return on plan assets	(41,547)	(40,203)	—	—
Recognized actuarial loss	8,977	8,752	101	110
Amortization of prior service credits	—	—	(2,004)	(2,004)

Net periodic benefit cost (income)	$1,644	$4,910	$(1,293)	$(1,272)

Cash Flows

The Company expects to fund the minimum pension contribution requirement for 2012 of approximately $21 million to $28 million with cash. As of June 30, 2012, $12.6 million in cash has been contributed.

11. Share-Based Compensation

The Company sponsors several share-based compensation plans. The Company recognizes compensation expense from all share-based payment transactions with employees in the consolidated financial statements based on grant date fair value. Pre-tax compensation expenses related to the Company’s share-based plans was $2.3 million and $3.3 million for the second quarters of 2012 and 2011, respectively, and $5.1 million and $8.7 million for the first six months of 2012 and 2011, respectively. Compensation expense is generally recognized on a straight-line basis over the vesting period of grants. The total income tax benefit recognized in the Consolidated Statements of Operations for share-based compensation arrangements was $0.9 million and $1.3 million for the second quarters of 2012 and 2011, respectively, and $2.0 million and $3.4 million for the first six months of 2012 and 2011, respectively.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

Restricted Stock and Restricted Stock Units

The Company recognizes compensation expense related to restricted stock and RSU awards over the vesting periods based on the awards’ grant date fair values. The Company calculates the grant date fair value of the RSU awards by multiplying the number of RSUs by the closing price of the Company’s common stock on the grant date. If these awards contain performance criteria, the grant date fair value is set assuming performance at target, and management periodically reviews actual performance against the criteria and adjusts compensation expense accordingly. Pre-tax compensation expense related to restricted stock and RSU awards was $0.2 million and $0.7 million for the second quarters of 2012 and 2011, respectively, and $0.9 and $3.2 million for the first six months of 2012 and 2011, respectively. The remaining compensation expense to be recognized related to outstanding restricted stock and RSU awards, net of estimated forfeitures, is approximately $1.8 million. The remaining compensation expense is to be recognized through the first quarter of 2015.

A summary of restricted stock and RSU activity for the first six months of 2012 is presented in the following table:

	Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested, December 31, 2011	1,488,250	$12.15
Granted	466,032	6.22
Vested	(581,654)	7.94
Forfeited	(85,006)	11.87

Nonvested, June 30, 2012	1,287,622	$11.92

Stock Options

The Company’s stock options are issued with an exercise price equal to fair market value on the grant date and typically expire within seven years of the grant date. Stock options granted under the OfficeMax Incentive and Performance Plan generally vest over a three year period. Pre-tax compensation expense related to stock options was $2.1 million and $2.6 million for the second quarters of 2012 and 2011, respectively, and $4.2 million and $5.5 million for the first six months of 2012 and 2011, respectively. The remaining compensation expense to be recognized related to outstanding stock options, net of estimated forfeitures, is approximately $9.2 million. The remaining compensation expense is to be recognized through the second quarter of 2015.

A summary of stock option activity for the first six months of 2012 is presented in the following table:

	Shares	Wtd. Avg. Exercise Price
Balance at December 31, 2011	4,816,552	$16.86
Options granted	1,969,503	5.59
Options exercised	(40,767)	4.80
Options forfeited and expired	(830,158)	28.61

Balance at June 30, 2012	5,915,130	$11.54

Exercisable at June 30, 2012	2,292,720
Weighted average fair value of options granted (Black-Scholes)	$3.20

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

The following table provides summarized information about stock options outstanding at June 30, 2012:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$2.50 – $3.00	11,171	—	$2.50	11,171	$2.50
$4.00 – $7.00	3,030,737	5.7	5.37	814,044	4.72
$10.00 – $16.00	746,587	4.5	14.09	485,300	14.30
$16.00 – $17.00	759,535	5.5	16.86	265,105	16.86
$18.00 – $19.00	975,000	5.4	18.15	325,000	18.15
$24.00 – $37.00	392,100	0.2	27.88	392,100	27.88

At June 30, 2012, the aggregate intrinsic value was $0.3 million for outstanding stock options and $0.3 million for those stock options that were exercisable. The aggregate intrinsic value represents the total pre-tax intrinsic value (i.e. the difference between the Company’s closing stock price on the last trading day of the second quarter of 2012 and the exercise price, multiplied by the number of in-the-money stock options at the end of the quarter).

During the first six months of 2012, the Company granted stock options for 1,969,503 shares of our common stock and estimated the fair value of each stock option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 1.43%, expected life of 4.5 years and expected stock price volatility of 72.57%.

The risk-free interest rate assumptions are based on the applicable U.S. Treasury Bill rates over the options’ expected lives; the expected life assumptions are based on the time period stock options are expected to be outstanding based on historical experience; and the expected stock price volatility assumptions are based on the historical and implied volatility of the Company’s common stock.

12. Segment Information

The Company manages its business using three reportable segments: Contract, Retail, and Corporate and Other. Management reviews the performance of the Company based on these segments.

Contract distributes a broad line of items for the office, including office supplies and paper, technology products and solutions, print and document services and office furniture. Contract sells directly to large corporate and government offices, as well as to small and medium-sized offices in the United States, Canada, Australia and New Zealand. This segment markets and sells through field salespeople, outbound telesales, catalogs, the Internet and in some markets, including Canada, Australia and New Zealand, through office products stores. Substantially all products sold by Contract are purchased from third-party manufacturers or industry wholesalers. Contract purchases office papers for its businesses in the U.S., Canada, and Puerto Rico primarily from Boise White Paper, L.L.C., under a paper supply contract entered into on June 25, 2011.

Retail is a retail distributor of office supplies and paper, print and document services, technology products and solutions and office furniture. In addition, this segment contracts with large national retail chains to supply office and school supplies to be sold in their stores. Retail office supply stores feature OfficeMax ImPress, an in-store module devoted to print-for-pay and related services. Retail has operations in the United States, Puerto Rico and the U.S. Virgin Islands. The Retail segment also operates office products stores in Mexico through a 51%-owned joint venture. Substantially all products sold by Retail are purchased from third-party manufacturers or industry wholesalers. Retail purchases office papers for its U.S. businesses primarily from Boise White Paper, L.L.C., under the paper supply contract described above.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

Corporate and Other includes corporate support staff services and certain other legacy expenses as well as the related assets and liabilities. The income and expense related to certain assets and liabilities that are reported in the Corporate and Other segment have been allocated to the Contract and Retail segments.

Management evaluates the segments’ performances using segment income (loss) which is based on operating income (loss) after eliminating the effect of certain operating items that are not indicative of our core operations such as severances, facility closures and adjustments, and asset impairments. These certain operating items are reported on the other operating expenses line in the Consolidated Statements of Operations.

The following tables contain details of the Company’s operations by segment:

	Sales	Segment income (expense)	Other operating expense	Operating income (loss)
	(thousands)
Three months ended June 30, 2012
Contract	$878,838	$25,704	$—	$25,704
Retail	723,561	2,842	—	2,842
Corporate and Other	—	(5,458)	—	(5,458)

Total	$1,602,399	$23,088	$—	$23,088

Three months ended June 25, 2011
Contract	$880,333	$17,425	$(8,058)	$9,367
Retail	767,283	7,969	(5,858)	2,111
Corporate and Other	—	(7,457)	—	(7,457)

Total	$1,647,616	$17,937	$(13,916)	$4,021

	Sales	Segment income (expense)	Other operating expense	Operating income (loss)
	(thousands)
Six months ended June 30, 2012
Contract	$1,839,422	$52,791	$—	$52,791
Retail	1,635,889	25,668	(25,266)	402
Corporate and Other	—	(12,256)	—	(12,256)

Total	$3,475,311	$66,203	$(25,266)	$40,937

Six months ended June 25, 2011
Contract	$1,806,005	$26,430	$(8,058)	$18,372
Retail	1,704,612	33,589	(5,858)	27,731
Corporate and Other	—	(13,470)	—	(13,470)

Total	$3,510,617	$46,549	$(13,916)	$32,633

Interest expense, interest income, and other income, net are not recorded by segments.

Notes to Quarterly Consolidated Financial Statements (unaudited)—(Continued)

13. Shareholders’ Equity and Noncontrolling Interest

The following table reflects changes in shareholders’ equity and noncontrolling interest for the first six months of 2012.

	Shareholders’ Equity	Noncontrolling Interest
	(thousands)
Balance at December 31, 2011	$568,993	$31,923
Comprehensive income:
Net income attributable to OfficeMax and noncontrolling interest	16,637	1,605
Other comprehensive income:
Foreign currency translation adjustments	705	(1,130)
Amortization of unrecognized retirement and benefit costs, net of tax	4,134	—
Unrealized hedge loss adjustment, net of tax	(157)	—

Comprehensive income attributable to OfficeMax and noncontrolling interest	21,319	475
Preferred stock dividends	(1,059)	—
Stock-based compensation activity	4,153	—
Other	(197)	8

Balance at June 30, 2012	$593,209	$32,406

14. Commitments and Guarantees

Commitments

In accordance with an amended and restated joint venture agreement, the minority owner of Grupo OfficeMax, our joint-venture in Mexico, can elect to require OfficeMax to purchase the minority owner’s 49% interest in the joint venture if certain earnings targets are achieved. Earnings targets are calculated quarterly on a rolling four-quarter basis. Accordingly, the targets may be achieved in one quarter but not in the next. If the earnings targets are achieved and the minority owner elects to require OfficeMax to purchase the minority owner’s interest, the purchase price is based on the joint venture’s earnings and the current market multiples of similar companies. At the end of the second quarter of 2012, Grupo OfficeMax met the earnings targets and the estimated purchase price of the minority owner’s interest was $26.7 million. As the estimated purchase price was less than the carrying value of the noncontrolling interest as of the end of the second quarter of 2012 and the end of the prior fiscal year, the Company recorded the noncontrolling interest at the carrying value for both these periods. There is no impairment relating to the assets of the joint venture as the estimated future cash flows support the overall carrying value of its assets.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains statements about our future financial performance. These statements are only predictions. Our actual results may differ materially from these predictions. In evaluating these statements, you should review “Item 1A. Risk Factors” in our Annual Report on Form 10-K, for the year ended December 31, 2011, including “Cautionary and Forward-Looking Statements.”

Overall Summary

Sales for the second quarter of 2012 decreased 2.7% year-over-year to $1,602.4 million, while sales of $3,475.3 million for the first six months of 2012 decreased 1.0% year-over-year. Fiscal year 2011 contained an extra week for our domestic businesses which resulted in a shift in the calendar weeks that are included in each year’s fiscal quarter. After adjusting for the impact of the change in foreign exchange rates, the impact of stores closed and opened during 2011 and 2012 and this shift in weeks for our U.S. businesses, sales for the second quarter of 2012 increased 0.3% year-over-year, and sales for the first six months of 2012 increased 0.2% year-over-year. Gross profit margin decreased 0.2% of sales (20 basis points) to 25.6% of sales in the second quarter of 2012, but increased 0.1% of sales (10 basis points) to 25.7% of sales in the first six months of 2012, compared to the same periods of 2011. The decrease in the second quarter was due to lower customer margins, while the increase in the first six months was due to lower supply chain costs, which were partially offset by lower customer margins. Operating, selling and general and administrative expenses declined during the second quarter and first six months of 2012 compared to the same periods of 2011 due to lower payroll expense, reduced advertising expense, lower credit card processing fees and lower depreciation expense, which were partially offset by increased incentive compensation expense. We reported operating income of $23.1 million and $40.9 million in the second quarter and first six months of 2012, respectively, compared to operating income of $4.0 million and $32.6 million for the second quarter and first six months of 2011, respectively. As noted in the discussion and analysis that follows, our operating results in some periods were impacted by significant items such as charges for store closures and severance. These items were recorded in other operating expenses. If we eliminate these items from the applicable periods, our adjusted operating income was $23.1 million and $66.2 million for the second quarter and first six months of 2012, respectively, and $17.9 million and $46.5 million for the second quarter and first six months of 2011, respectively.

The reported net income (loss) available to OfficeMax common shareholders was income of $10.7 million, or $0.12 per diluted share, in the second quarter of 2012 compared to a loss of $3.0 million, or $(0.04) per diluted share, in the second quarter of 2011. The reported net income available to OfficeMax common shareholders was $15.6 million, or $0.18 per diluted share, in the first six months of 2012 compared to $8.3 million, or $0.10 per diluted share, in the first six months of 2011. If we eliminate the impact of significant items from the applicable periods, our adjusted net income available to OfficeMax common shareholders was $10.7 million, or $0.12 per diluted share, and $31.0 million, or $0.35 per diluted share, for the second quarter and first six months of 2012, respectively, and $6.0 million, or $0.07 per diluted share, and $17.4 million, or $0.20 per diluted share, for the second quarter and first six months of 2011, respectively.

Results of Operations, Consolidated

($ in thousands)

	Three months ended		Six Months Ended
	June 30, 2012	June 25, 2011	June 30, 2012	June 25, 2011
Sales	$1,602,399	$1,647,616	$3,475,311	$3,510,617
Gross profit	409,513	425,063	892,290	899,575
Operating, selling and general and administrative expenses	386,425	407,126	826,087	853,026
Other operating expenses	—	13,916	25,266	13,916

Total operating expenses	386,425	421,042	851,353	866,942
Operating income	$23,088	$4,021	$40,937	$32,633
Net income (loss) available to OfficeMax common shareholders	$10,719	$(3,021)	$15,578	$8,345
Gross profit margin	25.6%	25.8%	25.7%	25.6%
Operating, selling and general and administrative expenses
Percentage of sales	24.1%	24.7%	23.8%	24.3%

In addition to assessing our operating performance as reported under U.S. generally accepted accounting principles (“GAAP”), we evaluate our results of operations before non-operating legacy items and certain operating items that are not indicative of our core operating activities such as severance, facility closures and adjustments, and asset impairments. We also assess the underlying core change in sales excluding the impact of changes in foreign exchange rates, the impact of stores closed and opened and the shift in weeks resulting from our fiscal calendar. We believe our presentation of financial measures before, or excluding, these items, which are non-GAAP measures, enhances our investors’ overall understanding of our recurring operational performance and provides useful information to both investors and management to evaluate the ongoing operations and prospects of OfficeMax by providing better comparisons. Whenever we use non-GAAP financial measures, we designate these measures as “adjusted” and provide a reconciliation of the non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

Although we believe the non-GAAP financial measures enhance an investor’s understanding of our performance, our management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The non-GAAP financial measures we use may not be consistent with the presentation of similar companies in our industry. However, we present such non-GAAP financial measures in reporting our financial results to provide investors with an additional tool to evaluate our operating results in a manner that focuses on what we believe to be our ongoing business operations

In the following tables, we reconcile our non-GAAP financial measures to our reported GAAP financial results. (Totals in the tables may not sum down due to rounding.)

	Non-GAAP Reconciliation - Sales
	Three Months Ended			Six Months Ended
	June 30, 2012	June 25, 2011	Percent Change	June 30, 2012	June 25, 2011	Percent Change
	(thousands)			(thousands)
Sales as reported	$1,602,399	$1,647,616	(2.7%)	$3,475,312	$3,510,618	(1.0%)
Less: Unfavorable impact of change in foreign exchange rates(a)	(17,569)	—		(14,699)	—

Sales adjusted for impact of change in foreign exchange rates	$1,619,968	$1,647,616	(1.7%)	$3,490,010	$3,510,618	(0.6%)
Adjustment for same stores and shift in calendar weeks(b)	(13,411)	(46,399)		(22,605)	(51,543)

Sales adjusted for impact of change in foreign exchange rates and adjustment for same stores and shift in calendar weeks	$1,606,557	$1,601,217	0.3%	$3,467,405	$3,459,075	0.2%

(a)	Computed by assuming constant exchange rates between periods.
(b)	Impact from stores closed and opened during 2012 and 2011 and the shift in calendar weeks resulting from reporting fifty-three weeks in fiscal 2011.

	Non-GAAP Reconciliation – Current Year Operating Results
	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	Operating income	Net income available to OfficeMax common shareholders	Diluted income per common share	Operating income	Net income available to OfficeMax common shareholders	Diluted income per common share
	(thousands, except per-share amounts)			(thousands, except per-share amounts)
As reported	$23,088	$10,719	$0.12	$40,937	$15,578	$0.18
Store closure charges	—	—	—	25,266	15,437	0.18

As adjusted	$23,088	$10,719	$0.12	$66,203	$31,015	$0.35

	Non-GAAP Reconciliation – Prior Year Operating Results
	Three Months Ended June 25, 2011			Six Months Ended June 25, 2011
	Operating income	Net income (loss) available to OfficeMax common shareholders	Diluted income (loss) per common share	Operating income	Net income available to OfficeMax common shareholders	Diluted income per common share
	(thousands, except per-share amounts)			(thousands, except per-share amounts)
As reported	$4,021	$(3,021)	$(0.04)	$32,633	$8,345	$0.10
Store closure charges	5,602	3,423	0.04	5,602	3,423	0.04
Severance charges	8,314	5,597	0.07	8,314	5,597	0.06

As adjusted	$17,937	$5,999	$0.07	$46,549	$17,365	$0.20

These items are described in more detail in this Management’s Discussion and Analysis.

At the end of the second quarter of 2012, we had $444.5 million in cash and cash equivalents and $596.9 million in available (unused) borrowing capacity under our revolving credit facility. We had outstanding recourse debt of $237.4 million (both current and long-term) and non-recourse obligations of $1,470.0 million related to the timber securitization notes. There is no recourse against OfficeMax on the securitized timber notes payable as recourse is limited to proceeds from the applicable pledged installment notes receivable and underlying guarantees. There were no borrowings on our revolving credit facilities during the first six months of 2012.

For the first six months of 2012, operations provided $82.1 million of cash, while investing (including systems and infrastructure investments) and financing used $31.0 million and $32.3 million, respectively.

Outlook

Based on the current environment, we expect that total company sales for the third quarter will be approximately flat, to slightly higher than, the third quarter of 2011, including the projected unfavorable impact of foreign currency translation. Additionally, we anticipate that for the third quarter of 2012, adjusted operating income margin rates will be approximately in line with the 2.3% for the prior year period. For the full year 2012, we anticipate that total company sales will be approximately in line with the prior year, including the projected unfavorable impact of foreign currency translation in 2012 and excluding the additional week in 2011 which generated $86 million in sales. We anticipate that for the full year 2012, the adjusted operating income margin rate will be approximately in line with, to slightly higher than, the 1.7% rate for the full year of 2011.

We anticipate cash flow from operations for the full year 2012 to exceed those for capital expenditures. We expect capital expenditures to be approximately $75 million to $85 million, primarily related to maintenance and investments in technology, ecommerce and infrastructure improvements and upgrades. We are continuing to evaluate ways to simplify our balance sheet and options for capital allocation.

Operating Results

Sales for the second quarter of 2012 decreased 2.7% year-over-year to $1,602.4 million, while sales of $3,475.3 million for the first six months of 2012 decreased 1.0% year-over-year. On a local currency basis, sales for the second quarter of 2012 declined 1.7% compared to the second quarter of 2011, and sales for the first six months of 2012 declined 0.6% compared to the first six months of 2011. Fiscal year 2011 contained an extra week for our domestic businesses which resulted in a shift in the calendar weeks that are included in each year’s fiscal quarter. After adjusting for the impact of the change in foreign exchange rates, the impact of stores closed and opened during 2011 and 2012 and this shift in weeks for our U.S. businesses, sales for the second quarter of 2012 increased 0.3% year-over-year, and sales for the first six months of 2012 increased 0.2% year-over-year. In our Retail segment, same-store sales in local currencies declined 0.9% in the second quarter of 2012 compared to the second quarter of 2011 and 1.2% for the first six months of 2012 compared to the first six months of 2011. In our Contract segment, sales in local currencies increased 1.0% for the second quarter of 2012 compared to the second quarter of 2011 and 2.0% for the first six months of 2012 compared to the first six months of 2011.

Gross profit margin decreased 0.2% of sales (20 basis points) to 25.6% of sales in the second quarter of 2012 but increased 0.1% of sales (10 basis points) to 25.7% of sales in the first six months of 2012. For the second quarter of 2012, the Company experienced slightly lower customer margins in our Contract segment, primarily relating to the international sales, and a mix shift between our segments, which were partially offset by increased customer margins in our Retail segment. Gross profit margin for the first six months of 2012 increased as lower supply chain costs in our Contract segment were partially offset by lower customer margins in Contract from the international sales and higher delivery expense in the Retail segment.

Operating, selling and general and administrative expenses decreased $20.7 million and $26.9 million year-over-year for the second quarter and the first six months of 2012, respectively. As a percentage of sales, operating, selling and general and administrative expenses decreased 0.6% of sales year-over-year to 24.1% of sales in the second quarter of 2012 and decreased 0.5% of sales year-over-year to 23.8% of sales in the first six months of 2012. Decreases in the operating, selling and general and administrative expenses occurred in both our Retail and Contract segments for the second quarter of 2012 and for the first six months of 2012 compared to the same periods of 2011. Expenses for both periods of 2012 were lower year-over-year due to reduced payroll expense due to reorganizations and facility closures in 2011 and store closures in 2011 and 2012, decreased advertising expense, lower credit card processing fees resulting from credit card reform legislation and lower depreciation expense from closed stores, partially offset by higher incentive compensation expense. Incentive compensation expense was $12.3 million higher in the second quarter of 2012 than in the second quarter of 2011 and $12.5 million higher in the first six months of 2012 than in the first six months of 2011.

As noted above, our results for the first six months of 2012 and 2011 included the following significant items which were included in other operating expenses in the Consolidated Statements of Operations:

•

The first six months of 2012 and 2011 included charges recorded in our Retail segment related to store closures in the U.S. of $25.3 million (first quarter of 2012) and $5.6 million (second quarter of 2011), respectively, which reduced net income available to OfficeMax common shareholders by $15.4 million and $3.4 million, or $0.18 and $0.04 per diluted share, for the first six months of 2012 and 2011, respectively.

•

The first six months of 2011 included severance charges of $8.3 million recorded in the second quarter ($8.0 million in Contract and $0.3 million in Retail) related to reorganizations in Canada, Australia, and the U.S. Contract sales and supply chain organizations, which increased net loss by $5.6 million, or $0.07 per diluted share for the second quarter of 2011 and $0.06 per diluted share for the first six months of 2011.

Interest income was $11.0 million and $10.9 million for the second quarters of 2012 and 2011, respectively. For the first six months of 2012 and 2011, interest income was $21.8 million and $21.9 million, respectively.

Interest expense was $17.5 million in the second quarter of 2012 compared to $18.1 million in the second quarter of 2011 and was $35.8 million in the first six months of 2012 compared to $36.9 million in the first six months of 2011.

For the second quarter of 2012, we recognized income tax expense of $5.3 million on pre-tax income of $16.6 million (effective tax expense rate of 31.8%) compared to an income tax benefit of $1.0 million on a pre-tax loss of $3.1 million (effective tax benefit rate of 32.3%) for the second quarter of 2011. For the first six months of 2012, we recognized income tax expense of $8.9 million on pre-tax income of $27.2 million (effective tax expense rate of 32.8%) compared to income tax expense of $6.7 million on pre-tax income of $17.8 million (effective tax expense rate of 37.5%) for the first six months of 2011. The effective tax rate in both years was impacted by the effects of state income taxes, income items not subject to tax, non-deductible expenses and the mix of domestic and foreign sources of income.

We reported net income (loss) attributable to OfficeMax and noncontrolling interest of $11.3 million and $18.2 million for the second quarter of 2012 and for the first six months of 2012, respectively. After adjusting for joint venture results attributable to noncontrolling interest and preferred dividends, we reported net income available to OfficeMax common shareholders of $10.7 million, or $0.12 per diluted share, and $15.6 million, or $0.18 per diluted share, for the second quarter of 2012 and for the first six months of 2012, respectively. Adjusted net income available to OfficeMax common shareholders, as discussed above, was $10.7 million, or $0.12 per diluted share, for the second quarter of 2012 compared to $6.0 million, or $0.07 per diluted share, for the second quarter of 2011. For the first six months of 2012 and 2011, adjusted net income available to OfficeMax common shareholders was $31.0 million, or $0.35 per diluted share, for 2012 compared to $17.4 million, or $0.20 per diluted share, for 2011.

Segment Discussion

We report our results using three reportable segments: Contract, Retail, and Corporate and Other.

Our Contract segment distributes a broad line of items for the office, including office supplies and paper, technology products and solutions, office furniture and print and document services. Contract sells directly to large corporate and government offices, as well as to small and medium-sized offices in the United States, Canada, Australia and New Zealand. This segment markets and sells through field salespeople, outbound telesales, catalogs, the Internet and in some markets, including Canada, Australia and New Zealand, through office products stores.

Our Retail segment is a retail distributor of office supplies and paper, print and document services, technology products and solutions and office furniture. In addition, this segment contracts with large national retail chains to supply office and school supplies to be sold in their stores. Our Retail office supply stores feature OfficeMax ImPress, an in-store module devoted to print-for-pay and related services. Retail has operations in the United States, Puerto Rico and the U.S. Virgin Islands. Retail also operates office products stores in Mexico through a 51%-owned joint venture.

Our Corporate and Other segment includes corporate support staff services and certain other legacy expenses as well as the related assets and liabilities. The income and expense related to certain assets and liabilities that are reported in the Corporate and Other segment have been allocated to the Contract and Retail segments.

Management evaluates the segments’ performances using segment income (loss) which is based on operating income (loss) after eliminating the effect of certain operating items that are not indicative of our core operations such as severances, facility closures and adjustments, and asset impairments. These certain operating items are reported on the other operating expenses line in the Consolidated Statements of Operations.

Contract

($ in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2012	June 25, 2011	June 30, 2012	June 25, 2011
Sales	$878,838	$880,333	$1,839,422	$1,806,005
Gross profit	196,129	195,915	411,390	401,404
Gross profit margin	22.3%	22.3%	22.4%	22.2%
Operating, selling and general and administrative expenses	170,425	178,490	358,599	374,974
Percentage of sales	19.4%	20.3%	19.5%	20.7%

Segment income	$25,704	$17,425	$52,791	$26,430
Percentage of sales	2.9%	2.0%	2.9%	1.5%

Sales by product line
Office supplies and paper	$494,073	$502,238	$1,045,307	$1,043,641
Technology products	283,394	281,262	591,019	572,326
Office furniture	101,371	96,833	203,096	190,038

Sales by geography
United States	$607,852	$592,196	$1,249,988	$1,200,425
International	270,986	288,137	589,434	605,580
Sales growth (decline)	(0.2)%	0.0%	1.9%	(2.0)%

Contract segment sales decreased 0.2% year-over-year for the second quarter of 2012 to $878.8 million, but increased 1.0% in local currencies. Sales for the first six months of 2012 of $1,839.4 million increased 1.9% year-over-year (2.0% in local currencies). U.S. sales increased 2.6% and 4.1% year-over-year for the second quarter and first six months of 2012, respectively. For the second quarter of 2012, sales to newly acquired customers continued to outpace reduced sales due to lost customers, but were partially offset by a decline in sales to existing customers. The 2.5% decline rate in sales to existing customers was a continued improvement from the decline rates of 6.4%, 3.6%, and 2.9% in the third and fourth quarters of 2011 and first quarter of 2012, respectively. International sales declined 6.0% year-over-year for the second quarter of 2012 (2.3% in local currencies) and declined 2.7% year-over-year for the first six months of 2012 (2.3% in local currencies) due to lower sales to existing customers.

Contract segment gross profit margin of 22.3% of sales for the second quarter of 2012 was flat compared to the second quarter of 2011, reflecting lower supply chain costs, offset by a slight decline in customer margins. For the first six months of 2012, Contract segment gross profit margin increased 0.2% (20 basis points) to 22.4%. Gross profit margins increased in the U.S. for both the second quarter and the first six months of 2012 due to higher customer margins and lower supply chain costs. In the international businesses, gross profit margins increased year-over-year for both the second quarter and first six months of 2012, primarily due to lower supply chain costs, which were partially offset by lower customer margins. These gross profit margin improvements were mitigated by a shift in sales between the U.S. and the international businesses.

Contract segment operating, selling and general and administrative expenses decreased $8.1 million and $16.4 million for the second quarter and first six months of 2012, respectively, compared to the same periods of the prior year. As a percentage of sales, these expenses decreased 0.9% year-over-year to 19.4% of sales for the second quarter of 2012 and decreased 1.2% year-over-year to 19.5% of sales for the first six months of 2012. The decreases were primarily due to lower payroll expense from reorganizations and facility closures in 2011 and a reduction in other expenses, which were partially offset by increased incentive compensation expense. Incentive compensation expense was $6.7 million higher in the second quarter of 2012 than the second quarter of 2011 and $6.2 million higher in the first six months of 2012 than in the first six months of 2011.

Contract segment income was $25.7 million, or 2.9% of sales, for the second quarter of 2012, compared to $17.4 million, or 2.0% of sales, for the second quarter of 2011. Contract segment income was $52.8 million, or 2.9% of sales, for the first six months of 2012 compared to $26.4 million, or 1.5% of sales, for the first six months of 2011. The increase in segment income for both periods was primarily attributable to lower operating, selling and general and administrative expenses despite increased incentive compensation expense, as well as higher sales in the first six months (excluding the impact of foreign exchange rates) driven by higher first quarter sales.

Retail

($ in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2012	June 25, 2011	June 30, 2012	June 25, 2011
Sales	$723,561	$767,283	$1,635,889	$1,704,612
Gross profit	213,384	229,148	480,900	498,171
Gross profit margin	29.5%	29.9%	29.4%	29.2%
Operating, selling and general and administrative expenses	210,542	221,179	455,232	464,582
Percentage of sales	29.1%	28.9%	27.8%	27.2%

Segment income	$2,842	$7,969	$25,668	$33,589
Percentage of sales	0.4%	1.0%	1.6%	2.0%

Sales by product line
Office supplies and paper	$309,206	$319,807	$685,537	$695,610
Technology products	367,057	399,610	846,304	903,434
Office furniture	47,298	47,866	104,048	105,568

Sales by geography
United States	$660,568	$702,506	$1,507,942	$1,572,234
International	62,993	64,777	127,947	132,378
Sales growth (decline)	(5.7)%	(0.7)%	(4.0)%	(1.3)%
Same-location sales growth (decline)	(1.8)%	(0.5)%	(2.0)%	(0.9)%

Retail segment sales decreased by 5.7% year-over-year (4.8% on a local currency basis) to $723.6 million for the second quarter of 2012 and by 4.0% year-over-year (3.3% on a local currency basis) to $1,635.9 million for the first six months of 2012, in both cases reflecting store closures and reduced store transactions. U.S. same-store sales declined 1.3% and 1.5% year-over-year for the second quarter and first six months of 2012, respectively, in both cases primarily due to lower store transactions partially offset by higher average ticket amounts compared to the same periods of 2011. Mexico same-store sales increased 3.5% and 2.0% year-over-year on a local currency basis for the second quarter and first six months of 2012, respectively. We ended the second quarter of 2012 with 957 stores. In the U.S., we closed 25 retail stores during the first six months of 2012 (two in the second quarter), and opened one (none in the second quarter), ending the quarter with 872 retail stores. Grupo OfficeMax, our majority-owned joint venture in Mexico, opened four stores during the first six months of 2012 (two in the second quarter), and closed one during the first six months of 2012, (one in the second quarter), ending the quarter with 85 retail stores.

Retail segment gross profit margin decreased 0.4% of sales (40 basis points) year-over-year to 29.5% of sales for the second quarter of 2012, but increased 0.2% of sales (20 basis points) year-over-year to 29.4% of sales for the first six months of 2012. The second quarter decrease was due to lower gross profit margins in Mexico and higher freight and delivery expense in the U.S, which were partially offset by increased customer margins in the U.S. The increase in gross profit margin in the first six months of 2012 was due primarily to lower inventory shrinkage expense, which was partially offset by increased delivery expense from higher fuel costs in the first quarter of 2012.

Retail segment operating, selling and general and administrative expenses decreased $10.6 million and $9.4 million for the second quarter and first six months of 2012, respectively, compared to the same periods of the prior year, primarily related to store closures. Retail segment operating, selling and general and administrative expenses as a percentage of sales increased 0.2% of sales year-over-year to 29.1% of sales for the second quarter of 2012 and increased 0.6% year-over-year to 27.8% of sales for the first six months of 2012 due to higher incentive compensation expense and lower credit card processing fees and advertising expense. The decrease in operating, selling and general and administrative expenses for both periods was due to lower payroll expense in the U.S. from closed stores, reduced advertising expense, lower credit card processing fees resulting from credit card reform legislation and lower depreciation expense from closed stores, which were partially offset by higher incentive compensation expense. Incentive compensation expense was $4.9 million higher in the second quarter of 2012 than the second quarter of 2011 and $6.2 million higher in the first six months of 2012 than in the first six months of 2011.

Retail segment income was $2.8 million, or 0.4% of sales, for the second quarter of 2012, compared to $8.0 million, or 1.0% of sales, for the second quarter of 2011. Retail segment income was $25.7 million, or 1.6% of sales, for the first six months of 2012 compared to $33.6 million, or 2.0% of sales, for the first six months of 2011. The decrease in segment income for both periods was attributable to the lower sales and higher incentive compensation expense, which were partially offset by the lower operating, selling and general and administrative expenses and higher gross profit margins.

Corporate and Other

Corporate and Other segment loss was $5.5 million and $12.3 million for the second quarter and first six months of 2012, respectively, compared to $7.5 million and $13.5 million for the second quarter and first six months of 2011, respectively. The decrease in expense for both periods of 2012 compared to 2011 was due primarily to lower pension expense in 2012.

Liquidity and Capital Resources

At the end of the second quarter of 2012, the total liquidity available for OfficeMax was $1,041.4 million. This includes cash and cash equivalents of $444.5 million, including $167.1 million in foreign cash balances, and borrowing availability of $596.9 million from our credit agreement associated with the Company and certain of our subsidiaries in the U.S., Puerto Rico and Canada. During the first quarter of 2012, we exercised our option to terminate our credit agreement associated with our subsidiaries in Australia and New Zealand effective March 30, 2012. At the end of the second quarter of 2012, the Company was in compliance with all covenants under the one remaining credit agreement. The credit agreement associated with the Company and certain of our subsidiaries in the U.S., Puerto Rico and Canada expires on October 7, 2016. At the end of the second quarter of 2012, we had $237.4 million of short-term and long-term recourse debt and $1,470 million of non-recourse timber securitization notes outstanding.

Under certain circumstances there are restrictions on our ability to repatriate certain amounts of foreign cash balances. If the Company chose to repatriate certain unrestricted foreign cash balances, it could result in income tax expense of $2.1 million in excess of the amount already accrued and $4.1 million in cash taxes due.

Our primary ongoing cash requirements relate to working capital, expenditures for property and equipment, technology enhancements and upgrades, lease obligations, pension funding and debt service. We expect to fund these requirements through a combination of our available cash balance and cash flow from operations. We also have the revolving credit facility as additional liquidity. The following sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations discuss in more detail our operating, investing, and financing activities, as well as our financing arrangements.

Operating Activities

Our operating activities provided cash of $82.1 million in the first six months of 2012 compared to $26.7 million in the first six months of 2011. Cash from operations for 2012 was higher than the prior year primarily reflecting favorable working capital changes and higher earnings. Changes in accounts payable and accrued liabilities were impacted by incentive compensation payments. The first six months of 2012 reflected minimal payments related to incentive compensation as performance targets generally were not achieved for the 2011 annual incentive plan. The first six months of 2011 included incentive compensation payments of approximately $54 million related to the 2010 annual incentive plan.

Inventory balances at the end of the first six months of 2012 and 2011 were comparable after adjusting for the impact of the change in foreign exchange rates, as the first six months of each year reflected reductions of inventory balances from the respective prior year end. In addition to the changes discussed above, accounts payable also reflected a reduction for the first six months of both 2012 and 2011. However, the decline was greater in the first six months of 2012 than in the first six months of 2011 due to the timing of certain payments. Collections from our domestic receivables were higher during the first six months of 2012 than during the same period of 2011, as there was increased vendor-supported promotional activity at the end of 2011.

We sponsor noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees, and some active employees, primarily in Contract. Pension expense was $1.6 million and $4.9 million for the first six months of 2012 and 2011, respectively. In the first six months of 2012 and 2011, we made cash contributions to our pension plans totaling $12.6 million and $1.7 million, respectively. The estimated minimum required funding contribution in 2012 is approximately $21 million to $28 million and the expense is projected to be approximately $3 million compared to expense of $10.9 million in 2011. In addition, we may elect to make additional voluntary contributions.

Investing Activities

Capital spending for the first six months of 2012 was $32.6 million, compared to $28.2 million for the first six months of 2011, and consisted of system improvements relating to our growth initiatives, overall software enhancements and infrastructure improvements, as well as spending on new stores in Mexico and the U.S. We expect our capital investments in 2012 to be approximately $75 million to $85 million. Our capital spending in 2012 will be primarily for maintenance and investment in technology, ecommerce and infrastructure improvements and upgrades.

During the second quarter of 2012, the Company began considering potential options to sell its Croxley-branded wholesale, distribution and manufacturing business in New Zealand (“Croxley”), a wholly-owned subsidiary included in the Company’s Contract segment. The process is in the early stages with the Company considering potential pricing and market interest. As such, management is not assured that a sale will occur within twelve months. Croxley’s net book value was approximately $44 million at June 30, 2012.

Financing Activities

Our financing activities used cash of $32.3 million and $7.1 million in the first six months of 2012 and 2011, respectively. Net debt payments were $30.1 million and $2.0 million in the first six months of 2012 and 2011, respectively as we repaid a $35 million medium-term note that had reached maturity in the first six months of 2012.

In July 2012, we reinstated the payment of quarterly cash dividends on our common stock, given progress in executing our strategic plan to achieve sustainable, profitable growth. The first quarterly dividend following this decision will be $0.02 per share, or $0.08 per share on an annualized basis, payable on August 31, 2012, to shareholders of record as of the close of business on August 15, 2012. The company suspended its dividend to shareholders of common stock on December 18, 2008. We are continuing to evaluate ways to simplify our balance sheet and options for capital allocation.

Financing Arrangements

We lease our store space and certain other property and equipment under operating leases. These operating leases are not included in debt; however, they represent a significant commitment. Our obligations under operating leases are shown in the “Contractual Obligations” section of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Our debt structure consists of a credit agreement, note agreements, and other borrowings as described below. For more information, see the “Contractual Obligations” and “Disclosures of Financial Market Risks” sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Credit Agreements

On October 7, 2011, we entered into a Second Amended and Restated Loan and Security Agreement (the “North American Credit Agreement”) with a group of banks. The North American Credit Agreement amended both our existing credit agreement to which we were a party along with certain of our subsidiaries in the U.S. (the “U.S. Credit Agreement”) and our existing credit agreement to which our subsidiary in Canada was a party (the “Canadian Credit Agreement”) and consolidated them into a single credit agreement. The North American Credit Agreement permits us to borrow up to a maximum of $650 million (U.S. dollars), of which $50 million is allocated to our Canadian subsidiary, and $600 million is allocated to the Company and its other participating U.S. subsidiaries, in each case subject to a borrowing base calculation that limits availability to a percentage of eligible trade and credit card receivables plus a percentage of the value of eligible inventory less certain reserves. The North American Credit Agreement may be increased (up to a maximum of $850 million) at our request and the approval of the lenders participating in the increase, or may be reduced from time to time at our request, in each case according to the terms detailed in the North American Credit Agreement. Letters of credit, which may be issued under the North American Credit Agreement up to a maximum of $250 million, reduce available borrowing capacity. Stand-by letters of credit issued under the North American Credit Agreement totaled $42.9 million at the end of the second quarter of 2012. At the end of the second quarter of 2012, the maximum aggregate borrowing amount available under the North American Credit Agreement was $639.8 million and availability under the North American Credit Agreement totaled $596.9 million. At the end of the second quarter of 2012, we were in compliance with all covenants under the North American Credit Agreement. The North American Credit Agreement expires on October 7, 2016 and allows the payment of dividends, subject to availability restrictions and if no default has occurred.

Borrowings under the North American Credit Agreement are subject to interest at rates based on either the prime rate, the federal funds rate, LIBOR or the Canadian Dealer Offered Rate. An additional percentage, which varies depending on the level of average borrowing availability, is added to the applicable rates. Fees on letters of credit issued under the North American Credit Agreement are charged at rates between 1.25% and 2.25% depending on the type of letter of credit (i.e., stand-by or commercial) and the level of average borrowing availability. The Company is also charged an unused line fee of between 0.375% and 0.5% on the amount by which the maximum available credit exceeds the average daily outstanding borrowings and letters of credit. The fees on letters of credit were 1.75% and the unused line fee was 0.5% at the end of the second quarter of 2012.

On March 15, 2010, the Company’s five wholly-owned subsidiaries based in Australia and New Zealand entered into a Facility Agreement (the “Australia/New Zealand Credit Agreement”) with a financial institution based in those countries. The Australia/New Zealand Credit Agreement permitted the subsidiaries in Australia and New Zealand to borrow up to a maximum of A$80 million subject to a borrowing base calculation that limited availability to a percentage of eligible accounts receivable plus a percentage of the value of certain owned properties, less certain reserves. During the first quarter of 2012, the Company exercised its option to terminate the Australia/New Zealand Credit Agreement effective March 30, 2012.

Timber Notes/Non-Recourse Debt

In October 2004, we sold our timberland assets in exchange for $15 million in cash plus credit-enhanced timber installment notes in the amount of $1,635 million (the “Installment Notes”). The Installment Notes were issued by single-member limited liability companies formed by affiliates of Boise Cascade, L.L.C (the “Note Issuers”). In order to support the Installment Notes, the Note Issuers transferred $1,635 million in cash to Lehman Brothers Holdings Inc. (“Lehman”) and Wachovia Corporation (“Wachovia”) ($817.5 million to each of Lehman and Wachovia) who issued collateral notes (the “Collateral Notes”) to the Note Issuers and guaranteed the respective Installment Notes. In December 2004, we completed a securitization transaction in which the Company’s interests in the Installment Notes and related guarantees were transferred to wholly-owned bankruptcy remote subsidiaries. The subsidiaries pledged the Installment Notes and related guarantees and issued securitized notes (the “Securitization Notes”) in the amount of $1,470 million. Recourse on the Securitization Notes is limited to the proceeds of the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty. As a result, there is no recourse against OfficeMax, and the Securitization Notes have been reported as non-recourse debt in our Consolidated Balance Sheets.

On September 15, 2008, Lehman filed for bankruptcy. Lehman’s bankruptcy filing constituted an event of default under the $817.5 million Installment Note guaranteed by Lehman (the “Lehman Guaranteed Installment Note”). We are required for accounting purposes to assess the carrying value of assets whenever circumstances indicate that a decline in value may have occurred. After evaluating the situation, we concluded in late October 2008 that as a result of the Lehman bankruptcy, it was probable that we would be unable to collect all amounts due according to the contractual terms of the Lehman Guaranteed Installment Note. Accordingly, we evaluated the carrying value of the Lehman Guaranteed Installment Note and reduced it to the estimated amount we then expected to collect ($81.8 million) by recording a non-cash impairment charge of $735.8 million, pre-tax.

Measuring impairment of a loan requires judgment and estimates, and the eventual outcome may differ from our estimate by a material amount. The Lehman Guaranteed Installment Note has been pledged as collateral for the related Securitization Notes, and therefore it may not freely be transferred to any party other than the Indenture Trustee. Accordingly, the ultimate amount to be realized on the Lehman Guaranteed Installment Note depends on the proceeds from the Lehman bankruptcy estate. Lehman’s disclosure statement on its Chapter 11 Plan (the “Disclosure Statement”) was confirmed by the United States Bankruptcy Court for the Southern District

of New York on December 6, 2011. The Disclosure Statement provides a range of estimated recoveries for various classes of unsecured creditors of Lehman. Pursuant to a stipulation entered into on October 7, 2011 and approved by the bankruptcy court on December 14, 2011, the claim of the Securitization Note holders through the Note Issuers will be treated as a class 3 senior unsecured claim (estimated to recover at a rate of approximately 21.1% under the Chapter 11 Plan) rather than falling into any other class of claims. Due to this categorization, the status of the bankruptcy proceedings, and based on information in the Disclosure Statement, it appears that Securitization Note holders may recover at a potential rate within the range of 17% to 20%. However, uncertainties exist as to the actual recovery that will ultimately be received on the claim. The disposition of a related claim of the Securitization Note holders through us on the guaranty (the “Guaranty Claim”) may result in an additional recovery and the funds available for claimants will depend on Lehman’s ongoing claims resolution process, the establishment of reserves for unresolved claims, and the value of the assets Lehman is able to liquidate. Due to these uncertainties and other factors, we have not increased our assumed recovery rate. An initial distribution of approximately $50 million on the claim through the Note Issuers was received from Lehman by the Note Issuers during April of 2012, and will ultimately be distributed to the Securitization Note holders. As of June 30, 2012, the cash received was classified as restricted cash, and the carrying value of the Lehman Guaranteed Installment Note was reduced by this amount. The Company expects the cash to be ultimately remitted to the Securitization Note Holders and does not have the right to access the cash for any other purpose. The cash is currently being held by the Note Issuer of the Lehman Guaranteed Installment Note until final disposition of the Guaranty Claim.

Further distributions are expected to occur over a several-year period. Going forward, we intend to adjust the carrying value of the Lehman Guaranteed Installment Note as further information regarding the Securitization Note holders’ share of the proceeds, if any, from the Lehman bankruptcy estate becomes available. Recourse on the Securitization Notes is limited to the proceeds from the applicable pledged Installment Notes and underlying Lehman or Wachovia guaranty, and any proceeds we receive from the bankruptcy will be distributed to the Securitization Note holders. However, under current generally accepted accounting principles, we are required to continue to recognize the liability related to the Securitization Notes guaranteed by Lehman until such time as the liability has been extinguished. The liability will be extinguished when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Note holders. We expect that this will occur when the remaining Guaranty Claim of the Securitization Note holders in the bankruptcy is resolved and as the Lehman assets are in the process of distribution. Accordingly, we expect to recognize a non-cash gain equal to the difference between the combined amount of the carrying value of the Securitization Notes guaranteed by Lehman ($735.0 million at June 30, 2012) and the related interest payable ($17.9 million at June 30, 2012) and the combined amount of the carrying value of the Lehman Guaranteed Installment Note and the restricted cash (together $81.8 million at June 30, 2012) in a later period when the liability is legally extinguished. The actual gain to be recognized in the future will be measured based on the carrying amounts of the Lehman Guaranteed Installment Note and the Securitization Notes guaranteed by Lehman at the date of settlement.

Any discussion of the Lehman bankruptcy in this document is strictly based on factual observations from the bankruptcy cases and should not be interpreted as constituting legal analysis of or admission as to the ultimate allowances of our claim based on the Lehman Guaranteed Installment Note or any Note Issuers’ claim based on Collateral Notes, or the interplay thereof.

At the time of the sale of the timberlands in 2004, we generated a tax gain and recognized the related deferred tax liability. The timber installment notes structure allowed the Company to defer the resulting tax liability until 2020 ($529 million at June 30, 2012), the maturity date for the Installment Notes. Due to the Lehman bankruptcy and note defaults, the recognition of the Lehman portion of the gain will be triggered in full when the Lehman Guaranteed Installment Note and the related guaranty are transferred to and accepted by the Securitization Note holders. When partial payments are received, the gain will be recognized on a pro rata basis. We expect to reduce estimated cash payments due by utilizing our available alternative minimum tax credits.

Through June 30, 2012, we have received all payments due under the Installment Notes guaranteed by Wachovia (the “Wachovia Guaranteed Installment Notes”), which have consisted only of interest due on the notes, and have made all payments due on the related Securitization Notes guaranteed by Wachovia, again consisting only of interest due. As all amounts due on the Wachovia Guaranteed Installment Notes are current, and we have no reason to believe that we will not be able to collect all amounts due according to the contractual terms of the Wachovia Guaranteed Installment Notes, the notes are reflected in our Consolidated Balance Sheets at their original principal amount of $817.5 million. Wachovia was acquired by Wells Fargo & Company in a stock transaction in 2008. An additional adverse impact on our financial results presentation could occur if Wells Fargo & Company became unable to perform its obligations under the Wachovia Guaranteed Installment Notes, thereby resulting in a significant impairment impact.

The pledged Installment Notes and Securitization Notes are scheduled to mature in 2020 and 2019, respectively. The Securitization Notes have an initial term that is approximately three months shorter than the Installment Notes. We expect that if the Securitization Notes are still outstanding in 2019, we will refinance them with a short-term borrowing to bridge the period from initial maturity of the Securitization Notes to the maturity of the Installment Notes.

Contractual Obligations

For information regarding contractual obligations, see the caption “Contractual Obligations” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2011. At June 30, 2012, there had not been a material change to the information regarding contractual obligations disclosed in our Annual Report on Form 10-K for the year ended December 31, 2011.

In accordance with an amended and restated joint venture agreement, the minority owner of Grupo OfficeMax, our joint-venture in Mexico, can elect to require OfficeMax to purchase the minority owner’s 49% interest in the joint venture if certain earnings targets are achieved. Earnings targets are calculated quarterly on a rolling four-quarter basis. Accordingly, the targets may be achieved in one quarter but not in the next. If the earnings targets are achieved and the minority owner elects to require OfficeMax to purchase the minority owner’s interest, the purchase price is based on the joint venture’s earnings and the current market multiples of similar companies. At the end of the second quarter of 2012, Grupo OfficeMax met the earnings targets and the estimated purchase price of the minority owner’s interest was $26.7 million. As the estimated purchase price was less than the carrying value of the noncontrolling interest as of the end of the second quarter of 2012 and the end of the prior fiscal year, the Company recorded the noncontrolling interest at the carrying value for both these periods. There is no impairment relating to the assets of the joint venture as the estimated future cash flows support the overall carrying value of its assets.

Off-Balance-Sheet Activities and Guarantees

For information regarding off-balance-sheet activities and guarantees, see “Off-Balance-Sheet Activities and Guarantees” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2011. At June 30, 2012, there had not been a material change to the information regarding off-balance-sheet activities and guarantees disclosed in our Annual Report on Form 10-K for the year ended December 31, 2011.

Seasonal Influences

Our business is seasonal, with Retail showing a more pronounced seasonal trend than Contract. Sales in the second quarter are historically the slowest of the year. Sales are stronger during the first, third and fourth quarters, which include the important new-year office supply restocking month of January, the back-to-school period and the holiday selling season, respectively.

Disclosures of Financial Market Risks

Financial Instruments

Our debt is predominantly fixed-rate. At June 30, 2012, the estimated current fair value of our debt, based on quoted market prices when available or then-current interest rates for similar obligations with like maturities, including the timber notes, was approximately $508 million less than the amount of debt reported in the Consolidated Balance Sheets. As previously discussed, there is no recourse against OfficeMax on the securitized timber notes payable as recourse is limited to proceeds from the applicable pledged Installment Notes receivable and underlying guarantees. The debt and receivables related to the timber notes have fixed interest rates and are reflected in the tables below, along with the carry amounts and estimated fair values.

The following table provides information about our financial instruments outstanding at June 30, 2012 that are sensitive to changes in interest rates. The following table does not include our obligations for pension plans and other post retirement benefits, although market risk also arises within our defined benefit pension plans to the extent that the obligations of the pension plans are not fully matched by assets with determinable cash flows. We sponsor noncontributory defined benefit pension plans covering certain terminated employees, vested employees, retirees, and some active OfficeMax employees. As our plans were frozen in 2003, our active employees and all inactive participants who are covered by the plans are no longer accruing additional benefits. However, the pension plan obligations are still subject to change due to fluctuations in long-term interest rates as well as factors impacting actuarial valuations, such as retirement rates and pension plan participants’ increased life expectancies. In addition to changes in pension plan obligations, the amount of plan assets available to pay benefits, contribution levels and expense are also impacted by the return on the pension plan assets. The pension plan assets include OfficeMax common stock, U.S. equities, international equities, global equities and fixed-income securities, the cash flows of which change as equity prices and interest rates vary. The risk is that market movements in equity prices and interest rates could result in assets that are insufficient over time to cover the level of projected obligations. This in turn could result in significant changes in pension expense and funded status, further impacting future required contributions. Management, together with the trustees who act on behalf of the pension plan beneficiaries, assess the level of this risk using reports prepared by independent external actuaries and take action, where appropriate, in terms of setting investment strategy and agreed contribution levels.

	June 30, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
	(thousands)
Financial assets:
Timber notes receivable
Wachovia	$817,500	$982,028	$817,500	$943,706
Lehman	$32,188	$32,188	$81,750	$81,750

Financial liabilities:
Recourse debt	$237,394	$225,659	$268,190	$240,754
Non-recourse debt
Wachovia	$735,000	$891,827	$735,000	$858,779
Lehman	$735,000	$81,750	$735,000	$81,750

Changes in foreign currency exchange rates expose us to financial market risk. We occasionally use derivative financial instruments, such as forward exchange contracts, to manage our exposure associated with commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction. We generally do not enter into derivative instruments for any other purpose. We do not speculate using derivative instruments. We were not a party to any material derivative instruments at the end of the second quarter of 2012 or at 2011 fiscal year-end.

The estimated fair values of our other financial instruments, including cash and cash equivalents and receivables are the same as their carrying values. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of vendors, customers and channels to and through which our products are sourced and sold, as well as their dispersion across many geographic areas. In the fourth quarter of 2011, we became aware of financial difficulties at one of our large Contract customers. We granted the customer extended payment terms and in exchange are requesting a security interest in their assets and have implemented creditor oversight provisions. The receivable from this customer was $32 million at June 30, 2012 and the customer is paying according to the agreed upon terms. The majority of this balance has been collected to date. Based on our ongoing sales to this customer, we continue to carry similar receivable balances, which we monitor closely.

Facility Closure Reserves

We conduct regular reviews of our real estate portfolio to identify underperforming facilities, and close those facilities that are no longer strategically or economically beneficial. We record a liability for the cost associated with a facility closure at its estimated fair value in the period in which the liability is incurred, primarily the location’s cease-use date. Upon closure, unrecoverable costs are included in facility closure reserves and include provisions for the present value of future lease obligations, less contractual or estimated sublease income. Accretion expense is recognized over the life of the payments.

In the first six months of 2012, we recorded charges of $25.3 million primarily related to the closure of 15 underperforming stores prior to the end of their lease terms.

At June 30, 2012, the facility closure reserve was $67.9 million with $16.3 million included in current liabilities, and $51.6 million included in long-term liabilities. The reserve represents future lease obligations of $125.9 million, net of anticipated sublease income of approximately $58.0 million. Cash payments relating to the facility closures were $9.4 million and $11.2 million in the first six months of 2012 and 2011, respectively.

Environmental

For information regarding environmental issues, see the caption “Environmental” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2011. At June 30, 2012, there has not been a material change to the information regarding environmental issues disclosed in the Company’s Annual Report on Form 10-K for the year ending December 31, 2011.

Critical Accounting Estimates

For information regarding critical accounting estimates, see the caption “Critical Accounting Estimates” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2011. There have been no significant changes to the Company’s critical accounting estimates during the first six months of 2012.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For information regarding market risk see the caption “Disclosures of Financial Market Risks” herein and in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. At June 30, 2012, except as disclosed herein in “Disclosures of Financial Market Risks,” there had not been a material change to the information regarding market risk disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

ITEM 4.	CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the chief executive officer and chief financial officer directed and supervised an evaluation of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). The evaluation was conducted to determine whether the Company’s disclosure controls and procedures were effective in bringing material information about the Company to the attention of senior management. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in alerting them in a timely manner to material information that the Company is required to disclose in its filings with the Securities and Exchange Commission.

(b) Changes in Internal Control Over Financial Reporting

There was no change in the Company’s internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II—OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

We are involved in litigation and administrative proceedings arising in the normal course of our business. In the opinion of management, our recovery, if any, or our liability, if any, under pending litigation or administrative proceedings would not materially affect our financial position, results of operations or cash flows. For information concerning legal proceedings, see Note 16, “Legal Proceedings and Contingencies,” of the Notes to Consolidated Financial Statements in “Item 8. Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

ITEM 1A.	RISK FACTORS

For information regarding risk factors, see “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011. There have been no material changes to the Company’s risk factors during the first six months of 2012.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Information concerning our stock repurchases during the three months ended June 30, 2012 is below. All stock was withheld to satisfy tax withholding obligations upon vesting of restricted stock awards.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 – April 28, 2012	(19)	$5.72	—	—
April 29 – May 26, 2012	(1,720)	4.32	—	—
May 27 – June 30, 2012	(19)	4.45	—	—

Total	(1,758)	4.34	—	—

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4.	MINE SAFETY DISCLOSURES

None

ITEM 5.	OTHER INFORMATION

None

ITEM 6.	EXHIBITS

Required exhibits are listed in the Index to Exhibits and are incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OFFICEMAX INCORPORATED

/s/ BRUCE BESANKO
Bruce Besanko Executive Vice President, Chief Financial Officer and Chief Administrative Officer (As Duly Authorized Officer and Principal Financial Officer)

Date: August 3, 2012

OFFICEMAX INCORPORATED

INDEX TO EXHIBITS

Filed with the Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2012

Exhibit Number	Exhibit Description

3.1(1)	Conformed Restated Certificate of Incorporation, reflecting all amendments to date.

3.2(2)	Amended and Restated Bylaws, as amended February 12, 2009.

10.1(3)	Change in Control Agreement dated as of April 5, 2012 between OfficeMax Incorporated and Mr. John Kenning.

10.2(4)	Nondisclosure and Fair Competition Agreement dated as of April 2, 2012 between OfficeMax Incorporated and Mr. John Kenning.

31.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32*	Section 906 Certifications of Chief Executive Officer and Chief Financial Officer of OfficeMax Incorporated.

101.INS(5)*	XBRL Instance Document.

101.SCH(5)*	XBRL Taxonomy Extension Schema Document.

101.CAL(5)*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(5)*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(5)*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE(5)*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Submitted with this Form 10-Q.
(1)	Exhibit 3.1 was filed under the exhibit 3.1.1 in our Registration Statement on Form S-1 dated November 4, 2009, and is incorporated herein by reference.
(2)	Exhibit 3.2 was filed under the exhibit 3.2 in our Current Report on Form 8-K dated February 18, 2009, and is incorporated herein by reference.
(3)	Exhibit 10.1 was filed under the exhibit 99.1 in our Current Report on Form 8-K dated April 12, 2012, and is incorporated herein by reference.
(4)	Exhibit 10.2 was filed under the exhibit 99.2 in our Current Report on Form 8-K dated April 12, 2012, and is incorporated herein by reference.
(5)	These interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit 31.1

CEO CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES OXLEY ACT OF 2002

I, Ravichandra Saligram, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of OfficeMax Incorporated;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 3, 2012	/s/ RAVICHANDRA SALIGRAM
Ravichandra Saligram Chief Executive Officer

Exhibit 31.2

CFO CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES OXLEY ACT OF 2002

I, Bruce Besanko, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of OfficeMax Incorporated;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 3, 2012	/s/ BRUCE BESANKO
Bruce Besanko Chief Financial Officer

Exhibit 32

SECTION 906 CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND

CHIEF FINANCIAL OFFICER OF

OFFICEMAX INCORPORATED

We are providing this Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C., Section 1350. It accompanies OfficeMax Incorporated’s quarterly report on Form 10-Q (the “Report”) for the fiscal quarter ended June 30, 2012.

I, Ravichandra Saligram, OfficeMax Incorporated’s chief executive officer, certify that:

(i)	the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(ii)	the information contained in the Report fairly presents, in all material respects, OfficeMax Incorporated’s financial condition and results of operations.

/s/ RAVICHANDRA SALIGRAM
Ravichandra Saligram Chief Executive Officer

I, Bruce Besanko, OfficeMax Incorporated’s chief financial officer, certify that:

(i)	the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(ii)	the information contained in the Report fairly presents, in all material respects, OfficeMax Incorporated’s financial condition and results of operations.

/s/ BRUCE BESANKO
Bruce Besanko Chief Financial Officer

Dated: August 3, 2012

A signed original of this written statement required by Section 906 has been provided to OfficeMax Incorporated and will be retained by OfficeMax Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.